Half-Year Report January 1 – June 30, 2017: Profitability continued to improve, Finland and the CEE countries as the driver

Unless otherwise noted, the figures in brackets refer to the corresponding period in the previous year and are of the same unit.

Segment reporting, POC

Residential projects for consumers recognised as income in line with degree of sales and construction1

April–June

•	Revenue remained stable and was EUR 457.8 million (463.7).
•	Adjusted operating profit amounted to EUR 25.0 million (20.2), and adjusted operating profit margin was 5.5% (4.3).
•	EUR -1.1 million of adjusting items were booked in the period related to the preparation of the planned merger.
•	Order backlog remained stable at the level of the end of March and amounted to EUR 2,565.7 million (3/2017: 2,618.3).

January–June

•	Revenue increased by 13% to EUR 937.0 million (826.1).
•	Adjusted operating profit amounted to EUR 41,7 million (32.2) and adjusted operating profit margin was 4.5% (3.9).
•	EUR -1.1 million of adjusting items were booked in the period related to the preparation of the planned merger.

Group reporting, IFRS

Residential projects for consumers recognised as income upon completion1

April–June

•	Revenue increased by 28% to EUR 509.0 million (396.4).
•	Operating profit amounted to EUR 21.1 million (6.6) and operating profit margin was 4.1% (1.7).
•	Adjusted operating profit amounted to EUR 22.2 million (6.6) and adjusted operating profit margin was 4.4% (1.7).
•	Operating cash flow after investments, excluding discontinued operations amounted to EUR 8.8 million (26.2).

January–June

•	Revenue increased by 31% to EUR 961.2 million (734.0).
•	Operating profit amounted to EUR 25.8 million (13.3) and operating profit margin was 2.7% (1.8).
•	Adjusted operating profit amounted to EUR 26.9 million (13.3) and adjusted operating profit margin was 2.8% (1.8).
•	Operating cash flow after investments, excluding discontinued operations amounted to EUR 49.7 million (1.1).

Guidance for 2017 was raised in July regarding both the Group revenue and the adjusted operating profit (segment reporting, POC)

The Group revenue is estimated to grow by 5–12%.

The adjusted operating profit[2] is estimated to be in the range of EUR 105–115 million.

The adjusted operating profit does not include material reorganisation costs, impairment charges or other items affecting comparability.

Previously, the Group revenue was estimated to grow by 0–10% and the adjusted operating profit was estimated to be in the range of EUR 90–105 million.

The guidance raise and the factors affecting the guidance are further discussed on page 23.

2 | Half-Year Report, January–June, 2017 |

1In segment reporting, the revenue and profit are recognised by multiplying the percentage of completion by the percentage of sale, i.e. according to the percentage of completion method, which does not fully comply with the Group’s IFRS accounting principles. According to the Group’s IFRS accounting principles, revenue from residential projects for consumers is recognised upon completion. Furthermore, in Group reporting, part of the interest expenses are capitalised according to the IAS 23 standard, which causes differences in operating profit and financial expenses between segment reporting and Group reporting.

2Adjusted operating profit reflects the result of ordinary course of business and it does not include material reorganisation costs, impairment charges or other items affecting comparability. Adjusted operating profit is disclosed to improve comparability between reporting periods. Adjusting items are defined more precisely in note 3.4 in the tables.

In order to clarify its terminology for key financial figures, YIT starts to use the terms Capital Employed and Return on Capital Employed (ROCE) for segment reporting instead of previously used Operative Invested Capital and Return on Operative Invested Capital (ROI). The formulas for these financial figures remain unchanged.

3 | Half-Year Report, January–June, 2017 |

Kari Kauniskangas, President and CEO:

The result for the first half of the year was clearly stronger than in the previous year, and the outlook for the rest of the year has become brighter. In July, we raised the guidance for the whole year regarding both the adjusted operating profit and the Group revenue based on the progress made in the sales process of the joint venture Kasarmikatu 21 office project. Good residential sales and the high residential demand in Finland and the CEE countries will also support the more positive development in the Group revenue and adjusted operating profit, particularly towards the end of the year.

Operating profit in the Housing Finland and CEE segment during the first half of the year grew by nearly 40 per cent year-on-year, and in the second quarter, the operating profit margin was around 10 per cent. The segment’s revenue grew by nearly 30 per cent year-on-year. We started many new self-developed projects to consumer customers, primarily in Finland’s growth centres and in capital regions in the CEE area.

Residential sales in the Russian market were weaker than expected in the beginning of the year. However, thanks to the adjusted cost level and the improved average profitability of projects, the second quarter of the year showed positive profitability. Profitability for the first half of the year was clearly better than in the previous year, despite remaining slightly negative overall.

In the second quarter, operating profit in the Business Premises and Infrastructure segment was at a satisfactory level, having strengthened significantly after a weak start to the year. Large projects have seen excellent progress, and the order backlog has remained solid. The result for the comparison period was boosted by the started recognition of the Tripla project.

In June, we made a historical announcement that was also our most important news of the first half of the year: YIT and Lemminkäinen will combine. The merger is a strategically important step for YIT and it creates a platform for the growth into one of the leading urban developers in the Northern European construction market. The preliminary combined annual revenue of the combined company is approximately EUR 3.4 billion (IFRS) and the company will employ a total of around 10,000 employees located in 11 different countries. The final decision on the merger will be made by shareholders at the General Meetings of the companies to merge on September 12, and the preconditions for the merger to be realised include receiving the necessary permits from the authorities, among other things. The combination is intended to be completed on either November 1, 2017 or January 1, 2018, as possible.

The Board of Directors of YIT also decided to establish a new Partnership Properties segment as of the beginning of 2018. The new segment will focus on financing the development of significant projects as well as owning and timely divestment of plots and developed properties. The segment will have a significant role in the financing of YIT’s urban development projects and improving capital efficiency together with partners.

Segment reporting, POC

4 | Half-Year Report, January–June, 2017 |

Major events

Merger of YIT and Lemminkäinen

YIT announced on June 19, 2017 to have agreed upon the combination of the two companies through a merger.
•
The combination will create a financially strong company with urban development as the engine for growth and profitability. The companies’ business areas will complement and balance each other and decrease sensitivity to economic cycles.

•
The preliminary combined annual revenue of the combined company is approximately EUR 3.4 billion and operating profit approximately EUR 85 million (IFRS, 2016). The combined company will employ around 10,000 employees located in 11 different countries.

•
The combination is expected to create significant value for the shareholders of the combined company through decreased sensitivity to economic cycles and improved competitiveness providing a strong platform for growth.

•	The total synergies are expected to be approximately EUR 40 million annually, and they are expected to materialise in full by the end of 2020.
•	The combination will be implemented as a statutory absorption merger whereby Lemminkäinen will be merged into YIT.
•
Lemminkäinen’s shareholders will receive as merger consideration 3.6146 new shares in YIT for each share in Lemminkäinen owned by them, corresponding to an ownership in the combined company post-completion of 60% for YIT shareholders and 40% for Lemminkäinen shareholders.

•
Based on the latest three-month volume-weighted average share prices of both YIT and Lemminkäinen, the corresponding ownership of YIT and Lemminkäinen shareholders would have been approximately 67.1% and 32.9%, respectively.[1]

•
The completion of the combination is subject to, inter alia, approval by the Extraordinary General Meetings (each, an “EGM”) of YIT and Lemminkäinen, which are currently expected to be held on September 12, 2017 as well as approvals from competition authorities.

•	The combined company has obtained necessary commitments for the financing of the completion of the merger.
•
Shareholders holding in aggregate approximately 64% of the shares in Lemminkäinen and shareholders holding in aggregate approximately 20% of the shares in YIT, have undertaken to attend the companies’ respective EGMs and to vote in favour of the combination.

•	The combination is intended to be completed on either November 1, 2017 or January 1, 2018, as possible.
•
The preliminary long-term financial targets of the combined company will be return on capital employed (ROCE) of more than 12 percent, equity ratio above 40 percent, positive cash flow after dividends as well as annually growing dividend per share.

1 Based on the volume-weighted average prices of YIT (approximately EUR 7.01) and Lemminkäinen (approximately EUR 18.63) on Nasdaq Helsinki during the latest three months until June 16, 2017, said date included.

YIT published a Stock Exchange release regarding the merger on June 19, 2017. The Stock Exchange release and other material concerning the merger are available at yitgroup.com/merger. The notice of the YIT’s EGM, which includes the registration link is published in its entirety as a separate Stock Exchange Release on July 27, 2017.

New Partnership Properties segment
YIT Corporation’s Board of Directors has decided to establish a new segment, Partnership Properties, as of the beginning of 2018. The new segment will focus on financing the development of significant projects as well as owning and timely divestment of plots and developed properties. According to its strategy, YIT targets to make the majority of big and long-term investments with partners.

Partnership Properties segment will be reported as a separate segment as of the beginning of 2018, which will improve the transparency of the value of YIT’s project development portfolio. The execution of Kasarmikatu 21 -project together with partners is a good example of the significance of owning in the initiation of projects and value creation for customers, partners and other stakeholders.

YIT published a Stock Exchange release regarding the Partnership Properties segment on June 19, 2017. The Stock Exchange release is available on YIT’s website www.yitgroup.com.

5 | Half-Year Report, January–June, 2017 |

Key figures

Group reporting, IFRS

EUR million	4–6/17	4–6/16	Change	1–6/17	1–6/16	Change	1–12/16
Revenue	509.0	396.4	28%	961.2	734.0	31%	1,678.3
Operating profit	21.1	6.6	218%	25.8	13.3	94%	17.7
Operating profit margin, %	4.1%	1.7%		2.7%	1.8%		1.1%
Profit before taxes	14.7	1.8	732%	19.2	0.6	over thousand %	-2.5
Profit for the review period[1]	11.4	1.4	731%	14.8	0.5	over thousand %	-7.1
Earnings per share, EUR	0.09	0.01	731%	0.12	0.00	over thousand %	-0.06
Operating cash flow after investments, excluding discontinued operations	8.8	26.2	-66%	49.7	1.1	over thousand %	-43.1
Net interest-bearing debt at end of period	573.3	556.6	3%	573.3	556.6	3%	598.6
Gearing ratio at end of period, %	115.0%	104.8%		115.0%	104.8%		112.3%
Equity ratio at end of period, %	30.7%	32.9%		30.7%	32.9%		31.2%

Segment reporting, POC

EUR million	4–6/17	4–6/16	Change	1–6/17	1–6/16	Change	1–12/16
Revenue	457.8	463.7	-1%	937.0	826.1	13%	1,783.6
Housing Finland and CEE	200.0	184.8	8%	444.8	350.8	27%	727.9
Housing Russia	62.8	58.8	7%	120.7	107.9	12%	267.9
Business Premises and Infrastructure	197.5	222.5	-11%	376.1	371.9	1%	797.4
Other items	-2.5	-2.4		-4.6	-4.6		-9.7
Operating profit	24.0	20.2	19%	40.7	32.2	26%	52.9
Operating profit margin, %	5.2%	4.3%		4.3%	3.9%		3.0%
Adjusted operating profit	25.0	20.2	24%	41.7	32.2	29%	79.9
Housing Finland and CEE	19.8	15.8	25%	39.1	28.6	37%	59.9
Housing Russia	1.3	-2.7		-0.4	-5.8	92%	-2.3
Business Premises and Infrastructure	9.3	12.7	-27%	14.0	18.8	-25%	38.1
Other items	-5.4	-5.6		-11.0	-9.3		-15.7
Adjusted operating profit margin, %	5.5%	4.3%		4.5%	3.9%		4.5%
Housing Finland and CEE	9.9%	8.5%		8.8%	8.2%		8.2%
Housing Russia	2.1%	-4.6%		-0.4%	-5.4%		-0.9%
Business Premises and Infrastructure	4.7%	5.7%		3.7%	5.0%		4.8%
Adjusting items	-1.1			-1.1			-27.0
Profit before taxes	19.5	10.2	90%	32.1	9.5	239%	13.8
Profit for the review period[1]	15.5	7.9	97%	24.4	7.3	237%	7.4
Earnings per share, EUR	0.12	0.06	97%	0.19	0.06	237%	0.06
Return on investment (last 12 months), %	5.6%	5.0%		5.6%	5.0%		4.7%
Net interest-bearing debt at end of period	468.0	466.2	0%	468.0	466.2	0%	469.3
Equity ratio at end of period, %	34.6%	36.4%		34.6%	36.4%		35.1%
Order backlog at end of period	2,565.7	2,714.1	-5%	2,565.7	2,714.1	-5%	2,613.1
1 Attributable to equity holders of the parent company

6 | Half-Year Report, January–June, 2017 |

Accounting principles applied in the Half-Year Report

YIT reports on its operations in accordance with IFRS, where the company applies, for example, the IFRIC 15 interpretation. In group reporting, self-developed residential projects are recognised as income upon project handover. The timing of completion of self-developed projects thus affects the Group’s revenue recognition, and therefore group figures may fluctuate greatly between different quarters. In addition, in group reporting part of the interest expenses are capitalised according to IAS 23 and reported as project costs above the operating profit when the project is completed. This causes differences in operating result and financial expenses between segment reporting and group reporting.

YIT Corporation’s management follows the development of the company’s business according to the segment reporting (POC) which is based on the percentage of completion based method. Therefore, the company’s performance is described in the explanatory statement of the Half-Year Report also according to segment reporting. The effects of the differences of the recognition principles are presented in detail in the tables to the Half-Year Report. The Half-Year Report does not include all of the notes or disclosure information as presented in the Financial Statements 2016. Therefore, the Half-Year Report should be read in conjunction with the Financial Statements 2016.

Group financial development, group reporting (IFRS)

Residential projects for consumers recognised as income upon completion

IFRS, EUR million	4–6/17	4–6/16	Change	1–6/17	1–6/16	Change	1–12/16
Revenue	509.0	396.4	28%	961.2	734.0	31%	1,678.3
Operating profit	21.1	6.6	218%	25.8	13.3	94%	17.7
Operating profit margin, %	4.1%	1.7%		2.7%	1.8%		1.1%
Adjusted operating profit	22.2	6.6	234%	26.9	13.3	102%	44.7
Adjusted operating profit margin, %	4.4%	1.7%		2.8%	1.8%		2.7%
Profit before taxes	14.7	1.8	732%	19.2	0.6	over thousand %	-2.5
Profit for the review period[1]	11.4	1.4	731%	14.8	0.5	over thousand %	-7.1
Earnings per share, EUR	0.09	0.01	731%	0.12	0.00	over thousand %	-0.06
Order backlog at end of period	2,969.7	3,124.1	-5%	2,969.7	3,124.1	-5%	3,048.2
Effective tax rate, %	22.4%	20.2%		22.7%	23.5%		-189.8%
1 Attributable to equity holders of the parent company

April–June

The Group’s revenue increased by 28% year-on-year. At comparable exchange rates, revenue increased by 24%. Revenue increased due to high number of residential project completions, especially in Russia, among other things.
IFRS operating profit was EUR 21.1 million and the Group’s operating profit margin was 4.1% (1.7). The operating profit includes adjusting items of EUR -1.1 million related to the preparation of the planned merger. The Group’s adjusted operating profit was EUR 22.2 million and The Group’s adjusted operating profit margin was 4.4% (1.7). Operating profit increased due to high number of residential project completions, among other things.

January–June

The Group’s revenue increased by 31% year-on-year. At comparable exchange rates, revenue increased by
27%. Revenue increased due to high number of residential project completions, especially in Russia, among other things.
IFRS operating profit was EUR 25.8 million and the Group’s operating profit margin was 2.7% (1.8). The operating profit includes adjusting items of EUR -1,1 million related to the preparation of the planned merger. The Group’s adjusted operating profit was EUR 26.9 million and The Group’s adjusted operating profit margin was 2.8% (1.8). Operating profit increased due to high number of residential project completions, among other things. In the first quarter, operating profit was however weighed down by lower margin content of the completions, among other things.

7 | Half-Year Report, January–June, 2017 |

Acquisitions and capital expenditure

IFRS, EUR million	4–6/17	4–6/16	Change	1–6/17	1–6/16	Change	1–12/16
Gross investments	11.7	48.1	-76%	29.0	51.0	-43%	83.5
% of revenue	2.3%	12.1%		3.0%	7.0%		5.0%
Depreciation	3.5	3.2	7%	6.9	6.4	9%	16.5

YIT did not make any business acquisitions in January–June. Gross investments amounted to EUR 29.0 million, or 3.0% of revenue.
Investments to construction equipment amounted to EUR 7.1 million (6.5) and investments to information technology totalled EUR 1.5 million (2.0). Other investments including investments in shares amounted to EUR 20.4 million (42.5) and consisted mainly of investments in the joint ventures.

Cash flow and invested capital

IFRS, EUR million	4–6/17	4–6/16	Change	1–6/17	1–6/16	Change	1–12/16
Operating cash flow after investments, excluding discontinued operations	8.8	26.2	-66%	49.7	1.1	over thousand %	-43.1
Cash flow of plot investments	-25.0	-13.5	85%	-57.3	-66.3	-14%	-104.7

IFRS, EUR million	6/17	6/16	Change	6/17	3/17	Change	12/16
Invested capital	1,181.9	1,159.6	2%	1,181.9	1,237.4	-4%	1,263.4
Return on investment (last 12 months), %	2.7%	3.6%		2.7%	1.5%		1.6%
Operating cash flow after investments, excluding discontinued operations in January–June was EUR 49.7 million (1.1). The strong cash flow is explained by strong sales and capital efficiency measures such as the plot cooperation. EUR 27.6 million of dividends were paid during the review period.
Cash flow of plot investments decreased by 14% to EUR -57.3 million (-66.3).
Invested capital decreased by 4% from the level of the end of March, and return on investment improved due to the increased operating profit, among other things.

8 | Half-Year Report, January–June, 2017 |

Capital structure and liquidity position

IFRS, EUR million	6/17	6/16	Change	6/17	3/17	Change	12/16
Net interest-bearing debt	573.3	556.6	3%	573.3	551.1	4%	598.6
Cash and cash equivalents	35.3	71.8	-51%	35.3	77.7	-55%	66.4
Interest-bearing receivables	39.9			39.9	39.1	2%	34.6
Interest-bearing debt	648.5	628.4	3%	648.5	667.8	-3%	699.5
Bonds	149.6	152.2	-2%	149.6	149.6		149.5
Commercial papers	111.8	65.0	72%	111.8	39.9	180%	68.9
Construction-stage financing[1]	255.5	228.0	12%	255.5	306.9	-17%	309.6
Pension loans	64.2	92.1	-30%	64.2	79.9	-20%	81.7
Bank loans	67.5	91.1	-26%	67.5	91.5	-26%	89.8
Average interest rate, %	3.01%	3.78%		3.01%	3.64%		3.48%
Revolving credit facilities	200.0	300.0	-33%	200.0	200.0		200.0
Overdraft facilities	74.0	64.8	14%	74.0	75.5	-2%	74.6
Equity ratio, %	30.7%	32.9%		30.7%	31.1%		31.2%
Gearing ratio, %	115.0%	104.8%		115.0%	103.6%		112.3%
1Construction stage financing includes non-current other loans and current developer contracting liabilities and financial leases according to the notes 3.8 in the tables.

IFRS, EUR million	4–6/17	4–6/16	Change	1–6/17	1–6/16	Change	1–12/16
Net financial expenses	-6.4	-4.9	32%	-6.7	-12.7	-47%	-20.1
At the end of June, YIT’s liquidity position was strong. Cash and cash equivalents amounted to EUR 35.3 million, in addition to which YIT had undrawn overdraft facilities amounting to EUR 74.0 million. In addition, YIT’s committed revolving credit facility amounting to
EUR 200 million was completely undrawn and the undrawn and committed RS loan agreements related to domestic apartment projects amounted to approximately EUR 403 million. In June, YIT also signed a bilateral bank loan agreement to refinance the corresponding long-term loan maturing in the third quarter. Other measures to refinance the maturities towards the end of the year are underway and proceeding as planned.
In addition to normal financing transactions, YIT has secured a Bridge Term Facility to cover the need for financing of the planned merger.
YIT’s revolving credit facility, the bonds issued in 2015 and 2016 and a part of bank loans include a covenant requiring the Group’s equity ratio based on the IFRS balance sheet to be higher than 25.0%. In addition, the revolving credit facility and some bank loans include a covenant requiring the Group’s gearing ratio based on the IFRS balance sheet to be below 150.0%. At the end of June, the equity ratio was 30.7% and the gearing ratio was 115.0%. The weakening of the ratios compared to the end of March were impacted by weakening of ruble and the dividend payout.
As of from the beginning of 2017, YIT takes interest-bearing receivables into account in net interest-bearing debt. Interest-bearing receivables are related to co-operation projects in line with YIT’s strategy, with the most notable item being an interest-bearing receivable reported in the third quarter of 2016, associated with the construction of obligated parking spaces for the Tripla-project. The other interest-bearing receivables are loans granted to a joint venture. The company’s view is that the new reporting method better reflects the amount of net liabilities. The changed reporting method for net debt does not affect the gearing ratio or the covenants of the company’s loan agreements. Interest-bearing debt amounted to EUR 648.5 million at the end of June, and net interest-bearing debt under the new reporting method was EUR 573.3 million. A total of EUR 41.2 million of long-term loans will mature during the remainder of 2017.
Net financial expenses of the review period decreased year-on-year and amounted to EUR 6.7 million (12.7). Interest expenses at the amount of EUR 1.9 million (10.1) were capitalized in accordance with IAS 23. During the first half of the year, financial expenses were reduced due to gains on interest rate derivatives and the decreasing of the hedged ruble position. In addition, YIT has from the beginning of the year changed the IAS 23 capitalization principles to better reflect the proportion of interest expenses directly related to construction.
The interests on participations in housing corporation loans are included in housing corporation charges and are thus booked in project expenses.
In January–June, interests on the participations amounted to EUR 0.8 million (1.9).
At the end of June, EUR 34.8 million of the capital invested in Russia was debt investments (3/17: 28.8) and EUR 349.5 million was equity investments or similar permanent net investments (3/17: 392.9).
In accordance with YIT’s hedging policy, the debt investments to subsidiaries are hedged against exchange rate risk, while equity investments are not hedged due to their permanent nature.

9 | Half-Year Report, January–June, 2017 |

Group financial development, segment reporting (POC)

Residential projects for consumers recognised as income in line with degree of sales and construction

Revenue

POC, EUR million	4–6/17	4–6/16	Change	Change[1]	1–6/17	1–6/16	Change	Change[1]	1–12/16
Revenue	457.8	463.7	-1%	-3%	937.0	826.1	13%	11%	1,783.6
Housing Finland and CEE	200.0	184.8	8%	8%	444.8	350.8	27%	27%	727.9
Housing Russia	62.8	58.8	7%	-8%	120.7	107.9	12%	-9%	267.9
Business Premises and Infrastructure	197.5	222.5	-11%	-11%	376.1	371.9	1%	1%	797.4
Other items	-2.5	-2.4			-4.6	-4.6			-9.7

1 At comparable exchange rates

April–June

The Group’s revenue based on segment reporting remained stable year-on-year. At comparable exchange rates, revenue decreased by 3%.
Revenue grew in the Housing Finland and CEE segment, especially the development of revenue in the CEE countries was good.  Revenue increased also in the Housing Russia segment due to strengthening of the ruble. At comparable exchange rates, revenue decreased in Russia due to the low residential sales. Revenue decreased in the Business Premises and Infrastructure segment which is explained by the started revenue recognition of the Tripla project in the comparison period.

January–June

The Group’s revenue based on segment reporting increased by 13% year-on-year. At comparable exchange rates, revenue increased by 11%.
Revenue grew especially in the Housing Finland and CEE segment due to strong residential sales and plot sales. Revenue grew also in the Housing Russia segment due to strengthening of the ruble. At comparable exchange rates, revenue decreased due to the low residential sales. In the Business Premises and Infrastructure segment, revenue remained stable.
The revenue was increased by the plot sales to cooperation funds conducted in line with YIT’s strategy, among other things. The plot sales did not have a significant impact on the profit but they improved capital efficiency and supported the development of the key financial figures.

Revenue by geographical area, %, POC	4–6/17	4–6/16	1–6/17	1–6/16	1–12/16
Finland	73%	78%	75%	78%	74%
Russia	14%	13%	13%	13%	15%
The CEE countries	13%	9%	12%	9%	11%

10 | Half-Year Report, January–June, 2017 |

Result

POC, EUR million	4–6/17	4–6/16	Change	1–6/17	1–6/16	Change	1–12/16
Operating profit	24.0	20.2	19%	40.7	32.2	26%	52.9
Operating profit margin, %	5.2%	4.3%		4.3%	3.9%		3.0%
Adjusting items	-1.1			-1.1			-27.0
Adjusted operating profit	25.0	20.2	24%	41.7	32.2	29%	79.9
Housing Finland and CEE	19.8	15.8	25%	39.1	28.6	37%	59.9
Housing Russia	1.3	-2.7		-0.4	-5.8	92%	-2.3
Business Premises and Infrastructure	9.3	12.7	-27%	14.0	18.8	-25%	38.1
Other items	-5.4	-5.6		-11.0	-9.3		-15.7
Adjusted operating profit margin, %	5.5%	4.3%		4.5%	3.9%		4.5%
Housing Finland and CEE	9.9%	8.5%		8.8%	8.2%		8.2%
Housing Russia	2.1%	-4.6%		-0.4%	-5.4%		-0.9%
Business Premises and Infrastructure	4.7%	5.7%		3.7%	5.0%		4.8%

April–June

The Group’s operating profit based on segment reporting increased by 19% to EUR 24.0 million and operating profit margin was 5.2% (4.3). The operating profit includes adjusting items of EUR -1,1 million related to the preparation of the planned merger. Adjusted operating profit increased by 24% to EUR 25.0 million. Adjusted operating profit margin was 5.5% (4.3).
The improvement in profitability of the Housing Finland and CEE segment was driven by strong consumer sales. The operating profit of the Housing Russia segment turned positive due to improving gross margins of projects. In the Business Premises and Infrastructure segment, the operating profit decreased which is explained by the started profit recognition of the Tripla project in the comparison period. Changes in foreign exchange rates had positive impact of EUR 0.5 million on operating profit.

January–June

The Group’s operating profit based on segment reporting increased by 26% to EUR 40.7 million and operating profit margin was 4.3% (3.9). The operating profit includes adjusting items of EUR -1,1 million related to the preparation of the planned merger. Adjusted operating profit increased by 29% to EUR 41.7 million. Adjusted operating profit margin was 4.5% (3.9).
The Housing Finland and CEE segment’s operating profit increased due to strong residential sales, especially consumer sales were good. The operating result of the Housing Russia segment was negative due to low residential sales, although improving gross margins of projects had a positive impact on the operating result. The profitability of the Business Premises and Infrastructure segment was lowered by the weakened margins in certain projects in the CEE countries and the seasonal variation of infrastructure projects, among other things.
Changes in foreign exchange rates had positive impact of EUR 0.4 million on operating profit.
The plot sales of the review period did not have significant impact on the profit.

POC, EUR million	4–6/17	4–6/16	Change	1–6/17	1–6/16	Change	1–12/16
Profit before taxes	19.5	10.2	90%	32.1	9.5	239%	13.8
Profit for the review period[1]	15.5	7.9	97%	24.4	7.3	237%	7.4
Earnings per share, EUR	0.12	0.06	97%	0.19	0.06	237%	0.06
Effective tax rate, %	20.4%	23.1%		23.9%	23.4%		46.3%
1Attributable to equity holders of the parent company

11 | Half-Year Report, January–June, 2017 |

Order backlog

POC, EUR million	6/17	6/16	Change	6/17	3/17	Change	12/16
Order backlog	2,565.7	2,714.1	-5%	2,565.7	2,618.3	-2%	2,613.1
Housing Finland and CEE	909.3	865.7	5%	909.3	842.8	8%	833.4
Housing Russia	392.3	495.6	-21%	392.3	474.6	-17%	463.4
Business Premises and Infrastructure	1,264.2	1,352.8	-7%	1,264.2	1,300.9	-3%	1,316.3

The order backlog remained stable on the level of the end of March. At the end of June, 58% of the order backlog had been sold (3/17: 61).
Changes in foreign exchange rates decreased the order backlog by EUR 44.5 million from the end of March.

Invested capital

POC, EUR million	6/17	6/16	Change	6/17	3/17	Change	1–12/16
Invested capital	1,127.4	1,102.9	2%	1,127.4	1,142.7	-1%	1,175.3
Return on investment (last 12 months), %	5.6%	5.0%		5.6%	5.2%		4.7%

The invested capital remained stable on the level of the end of March. Return on investment improved to the level of 5.6% as operating profit increased.
Capital efficiency is one of the most remarkable strategic targets in line with growth and profitability.
In January–June, YIT improved its capital efficiency by the plot cooperation as well as new and existing partnership models.

12 | Half-Year Report, January–June, 2017 |

Housing Finland and CEE

Operating environment

Consumer confidence picked up in Finland during the review period, which was also seen as good consumer demand. However, there were no signs of overheating. Demand continued to focus especially on affordable apartments in growth centres. Also the demand for bigger apartments continued to improve. Investors were more selective in their investments and the demand focused on the capital region.
In the CEE countries, consumer confidence was on a good level especially in the Czech Republic and has improved from the beginning of the year clearly especially in Latvia. Residential demand was especially brisk in Slovakia, the Czech Republic and Latvia. Residential prices of new apartments increased slightly on average and the shortage of resources in the CEE countries caused cost pressure especially in the Czech Republic and Slovakia.
Mortgage interest rates were on a low level in all operating countries and the availability of financing was good. In Finland, new drawdowns of mortgages increased year-on-year although towards the end of the review period, new drawdowns of mortgages decreased.

POC, EUR million	4–6/17	4–6/16	Change	1–6/17	1–6/16	Change	1–12/16
Revenue	200.0	184.8	8%	444.8	350.8	27%	727.9
Operating profit	19.8	15.8	25%	39.1	28.6	37%	59.9
Operating profit margin, %	9.9%	8.5%		8.8%	8.2%		8.2%
Adjusted operating profit	19.8	15.8	25%	39.1	28.6	37%	59.9
Adjusted operating profit margin, %	9.9%	8.5%		8.8%	8.2%		8.2%
Capital employed at end of period	393.9	441.4	-11%	393.9	441.4	-11%	453.5
Return on capital employed ROCE (last 12 months), %	16.9%	11.6%		16.9%	11.6%		13.4%
Order backlog at end of period	909.3	865.7	5%	909.3	865.7	5%	833.4

April–June

The segment’s revenue increased by 8% year-on-year, especially the development of revenue in the CEE countries was good.
The segment’s operating profit increased by 25% year-on-year, and operating profit margin was 9.9% (8.5). The improvement in profitability was driven by strong consumer sales. In addition, the segment’s return on capital employed improved.
In April–June, the unit sales to consumers were on a strong level. The share of consumer sales in Finland was 58% (53). In the second quarter, YIT started the construction of an apartment building project of approximately 90 apartments in Fabriikki, Turku, Finland and an apartment building project of 35 apartments in the new Ranta-Tampella living area in Tampere, Finland, among others.
In April–June, YIT sold 23 apartments to investors as bundle deals in Finland. In addition, YIT will construct two rental apartment projects in the capital region. In the CEE countries, unit sales increased by 7% in
April–June. In the second quarter, YIT started apartment building projects in Prague, the Czech Republic and Bratislava, Slovakia as well as Warsaw, Poland, among others.

January–June

The segment’s revenue increased by 27% year-on-year due to good consumer sales and plot sales.
The segment’s operating profit increased by 37% year-on-year, and operating profit margin was 8.8% (8.2).
In the end of 2016, YIT involved in establishing the YCE Housing I fund that supports the company’s growth strategy in the CEE countries by investing in housing development in the area. In March, YIT sold a housing project in Bratislava, Slovakia to the fund. The value of the deal for YIT was approximately EUR 14 million and the project sold will comprise 106 apartments.

13 | Half-Year Report, January–June, 2017 |

Residential construction in Finland, units	4–6/17	4–6/16	Change	1–6/17	1–6/16	Change	1–12/16
Sold	789	705	12%	1,615	1,317	23%	2,730
of which initially started to consumers[1]	484	427	13%	1,097	777	41%	1,838
Start-ups	1,081	657	65%	1,871	1,474	27%	2,877
of which to consumers	776	380	104%	1,353	935	45%	1,985
Completed	924	764	21%	1,675	1,304	28%	2,535
of which to consumers	715	236	203%	1,153	523	120%	1,087
Under construction at end of period	4,038	3,667	10%	4,038	3,667	10%	3,842
of which sold at end of period, %	63%	68%		63%	68%		69%
For sale at end of period	1,662	1,412	18%	1,662	1,412	18%	1,406
of which completed	175	237	-26%	175	237	-26%	201
Plot reserve in the balance sheet at end of period, EUR million	144.2	133.5	8%	144.2	133.5	8%	154.0
Plot reserve at end of period[2], floor sq. m.	1,466,746	1 644,000	-11%	1,466,746	1,644,000	-11%	2,044,160
Cost of completion at end of period, EUR million	306	244	26%	306	244	26%	264
1 Includes apartments sold to residential funds: 4–6/17: 23 units; 4–6/16: 54 units; 1–6/17: 127 units; 1–6/16: 90 units; 1–12/16: 242 units.
2 Includes pre-agreements and rental plots.

Residential construction in the CEE countries, units	4–6/17	4–6/16	Change	1–6/17	1–6/16	Change	1–12/16
Sold	252	235	7%	608	436	39%	1,197
Start-ups	350	489	-28%	752	805	-7%	1,300
Completed	106	242	-56%	282	295	-4%	703
Under construction at end of period	2,514	1,952	29%	2,514	1,952	29%	2,043
of which sold at end of period, %	53%	35%		53%	35%		53%[1]
For sale at end of period	1,266	1,383	-8%	1,266	1,383	-8%	1,121[1]
of which completed	87	115	-24%	87	115	-24%	151
Plot reserve in the balance sheet at end of period, EUR million	129.0	106.7	21%	129.0	106.7	21%	123.5
Plot reserve at end of period, floor sq. m.	597,658	525,700	14%	597,658	525,700	14%	485,000
Cost of completion at end of period, EUR million	129	99	30%	129	99	30%	105
1 The figures from the turn of the year revised in connection with Interim Report 1–3/2017.

14 | Half-Year Report, January–June, 2017 |

Housing Russia

Operating environment

Russian consumers were cautious in their purchasing decisions in the first half of the year in spite of the economy being more stable. During the review period, the decline in consumers’ purchasing power seems to have stopped.
Residential demand remained weak. The Russian Central Bank’s key rate cuts further increased expectations of a decrease in interest rates and this was partly reflected in the residential demand. Residential prices remained stable on average. The mortgage interest rates for new apartments continued to decrease below 11% during the quarter.

POC, EUR million	4–6/17	4–6/16	Change	1–6/17	1–6/16	Change	1–12/16
Revenue	62.8	58.8	7%	120.7	107.9	12%	267.9
Operating profit	1.3	-2.7		-0.4	-5.8	92%	-29.3
Operating profit margin, %	2.1%	-4.6%		-0.4%	-5.4%		-10.9%
Adjusted operating profit	1.3	-2.7		-0.4	-5.8	92%	-2.3
Adjusted operating profit margin, %	2.1%	-4.6%		-0.4%	-5.4%		-0.9%
Capital employed at end of period	398.7	388.5	3%	398.7	388.5	3%	405.1
Return on capital employed ROCE (last 12 months), %	-6.1%	-3.3%		-6.1%	-3.3%		-7.6%
Order backlog at end of period	392.3	495.6	-21%	392.3	495.6	-21%	463.4

April–June

The segment’s revenue increased by 7% year-on-year due to strengthening of the ruble. At comparable exchange rates, revenue decreased by 8%. The revenue decreased due to the low residential sales.
The segment’s operating profit turned positive to EUR 1.3 million and the operating profit margin was 2.1% (-4.6). Strengthening of the ruble had a positive impact of EUR 0.5 million on operating profit. The segment’s operating profit improved due to improving gross margins of projects.
The share of residential deals financed with mortgages was 56% (50). At the end of June, YIT was responsible for the service and maintenance of over 30,000 apartments in Russia.

January–June

The segment’s revenue increased by 12% year-on-year due to strengthening of the ruble. At comparable exchange rates, revenue decreased by 9%. The revenue decreased due to the low residential sales.
The segment’s operating result was EUR -0.4 million and the operating profit margin was -0.4% (-5.4). Strengthening of the ruble had a positive impact of EUR 0.3 million on operating profit. The operating result of the segment was weighed down by low residential sales, , although improving gross margins of projects had a positive impact on the operating result.
The share of residential deals financed with mortgages was 54% (51).

15 | Half-Year Report, January–June, 2017 |

Residential construction in Russia, units	4–6/17	4–6/16	Change	1–6/17	1–6/16	Change	1–12/16
Sold	584	826	-29%	1,130	1,718	-34%	3,523
Start-ups	490	389	26%	1,231	1,171	5%	2,782
Completed[1]	1,667	154	982%	2,271	605	276%	4,278
Under construction at end of period	5,586	8,685	-36%	5,586	8,685	-36%	6,626
of which sold at end of period, %	25%	49%		25%	49%		37%
For sale at end of period	4,700	4,788	-2%	4,700	4,788	-2%	4,599
of which completed	537	345	56%	537	345	56%	414
Plot reserve in the balance sheet at end of period[2], EUR million	238.6	209.8	14%	238.6	209.8	14%	238.7
Plot reserve at end of period[2], floor sq. m.	2,186,000	2,140,000	2%	2,186,000	2,140,000	2%	2,115,000
Cost of completion at end of period, EUR million	146	206	-29%	146	206	-29%	195
1 Completion of the residential projects requires commissioning by the authorities. 2 Figures include Gorelovo industrial park.

Under construction at end of period, units	6/17	6/16	Change	6/17	3/17	Change	12/16
St. Petersburg	1,371	3,211	-57%	1,371	2,271	-40%	2,271
Moscow	2,068	2,357	-12%	2,068	2,556	-19%	2,695
Russian regions	2,147	3,117	-31%	2,147	1,936	11%	1,660

16 | Half-Year Report, January–June, 2017 |

Business Premises and Infrastructure

Operating environment

Investors’ interest towards projects in prime growth centres was on a good level in the Finnish business premises market. In Finland, the good overall market sentiment supported private investments. The tender market and infrastructure market were active especially in the capital region and growth centres.
In the Baltic countries and Slovakia, investor demand for business premises was good and rental levels have remained stable. Tender market has remained stable in the Baltic countries.

POC, EUR million	4–6/17	4–6/16	Change	1–6/17	1–6/16	Change	1–12/16
Revenue	197.5	222.5	-11%	376.1	371.9	1%	797.4
Operating profit	9.3	12.7	-27%	14.0	18.8	-25%	38.1
Operating profit margin, %	4.7%	5.7%		3.7%	5.0%		4.8%
Adjusted operating profit	9.3	12.7	-27%	14.0	18.8	-25%	38.1
Adjusted operating profit margin, %	4.7%	5.7%		3.7%	5.0%		4.8%
Capital employed at end of period	217.9	173.3	26%	217.9	173.3	26%	183.9
Return on capital employed ROCE (last 12 months), %	17.1%	18.3%		17.1%	18.3%		21.6%
Order backlog at end of period	1,264.2	1,352.8	-7%	1,264.2	1,352.8	-7%	1,316.3

Business premises, EUR million	6/17	6/16	Change	6/17	3/17	Change	12/16
Plot reserve in the balance sheet	84.8	74.8	13%	84.8	96.8	-12%	104.5
Plot reserve, floor sq. m.	563,795	922,000	-39%	563,795	645,572	-13%	685,967[1]
Cost of completion	14	27	-47%	14	19	-24%	25[1]
1 The figures from the turn of the year revised in connection with Interim Report 1–3/2017.

April–June

The segment’s revenue decreased by 11% year-on-year. The decrease is explained by the started revenue recognition of the Tripla project in the comparison period.
The segment’s operating profit decreased by 27% year-on-year to EUR 9.3 million, and operating profit margin was 4.7% (5.7). The operating profit decreased due to the started profit recognition of the Tripla project in the comparison period.
Large projects, such as the Tripla project, progressed as planned. In the end of the period, the occupancy rate of Mall of Tripla increased to over 50% ahead of the schedule. The occupancy rate of Mall of Tripla has been calculated based on binding lease agreements. In April, YIT signed a final agreement of the implementation of the hotel for the Tripla project. The agreement has been closed and the value of the project for YIT is approximately EUR 88 million.
During the period, the lease agreements to the last vacant premises of the Kasarmikatu 21 office property were signed and the occupancy rate reached the level of 100%.

January–June

The segment’s revenue remained stable year-on-year.
The segment’s operating profit decreased by 25% year-on-year to EUR 14.0 million, and operating profit margin was 3.7% (5.0). Profitability was lowered by the weakened margins in certain projects in the CEE countries and the seasonal variation of infrastructure projects, among other things.
The most remarkable of the projects won during the review period was an agreement signed in March with the City of Espoo on the school, high-school and day care lifecycle projects in co-operation with Caverion. YIT’s share of the projects is approximately EUR 39 million. The project planning began immediately but they are not included in the order backlog of the first half of the year.

17 | Half-Year Report, January–June, 2017 |

The largest ongoing self-developed business premises projects

Project, location	Value, EUR million	Project type	Completion rate, %	Estimated completion	Sold/ for sale	Leasable area, sq. m.
Mall of Tripla, Helsinki	~600	Retail	32%	2019	YIT’s ownership 38.75%	85,000
Kasarmikatu 21, Helsinki	n/a	Office	69%	12/17	YIT’s ownership 40%	16,000
K3 Wihuri, Vantaa	n/a	Logistics/Office	35%	4/18	Sold	25,000
K3 Posti terminal, Vantaa	~29	Logistics	6%	6/18	Sold	26,000
Extension of Business Park Rantatie, Helsinki	~25	Office	85%	11/17	Sold	6,000

The largest ongoing business premises and infrastructure contracts

Project	Value, EUR million	Project type	Completion rate, %	Estimated completion
E18 Hamina-Vaalimaa motorway	~260	Infra	83%	12/18
Tampere light railway	~110	Infra	8%	12/21
Myllypuro Campus, Metropolia, Helsinki	~70	Public premises	9%	8/19
Helsinki Central Library	~50	Public premises	28%	9/18
Naantali CHP power plant	~40	Infra	99%	9/17

18 | Half-Year Report, January–June, 2017 |

Personnel

Personnel by business segment	6/17	6/16	Change	6/17	3/17	Change	12/16
Housing Finland and CEE	1,923	1,849	4%	1,923	1,733	11%	1,695
Housing Russia	1,430	1,493	-4%	1,430	1,460	-2%	1,428
Business Premises and Infrastructure	2,179	2,098	4%	2,179	1,980	10%	1,940
Group Services	244	192	27%	244	234	4%	198

Personnel by geographical area	6/17	6/16	Change	6/17	3/17	Change	12/16
Finland	3,600	3,431	5%	3,600	3,206	12%	3,120
Russia	1,439	1,482	-3%	1,439	1,474	-2%	1,418
The CEE countries	737	719	3%	737	727	1%	723
Group, total	5,776	5,632	3%	5,776	5,407	7%	5,261

In January–June, the Group employed 5,503 people on average (5,388). The year-on-year growth of the Group Services’ personnel was affected by internal transfers and the recruitment of trainees, among other things. Personnel expenses totalled EUR 140.1 million (118.1). The cost effect of YIT’s share-based incentive scheme was EUR 3.1 million (1.7).
The accident frequency (number of accidents per one million working hours) increased to the level of 12 (11). The accident frequency is calculated with 12 month rolling average.
The Board of Directors of YIT Corporation decided on March 16, 2017, to launch a new share-based incentive scheme for key persons, comprising three earnings periods. Return on investment (ROI) is the key indicator in the scheme. Besides this, a target related to the Group’s Net Promoter Score (NPS) has been set for 2017.
YIT is a significant employer for students in the field of construction. In January–June, the company employed over 650 trainees and summer employees.

Strategic objectives

The YIT Board of Directors approved on September 26, 2016 the company’s renewed strategy for the three-year period 2017-2019. The engine for growth and profitability is urban development involving partners.
Along with the renewed strategy, the company’s Board of Directors confirmed also the financial targets and specified the cash flow target. Going forward, the cash flow target is operating cash flow after investments1 sufficient for paying dividends. Previously, the company has communicated that the target is to have sufficient operating cash flow after investment1 for paying dividends and reducing debt. However, the aim is not to increase the net debt level. The surplus of cash flow will be used to accelerate the growth. At the same time, the improvement of the key figures is expected to be realised primarily through improvement of the company’s profitability and operative result. Other long-term targets remain unchanged.
YIT’s strategy and financial targets were described at YIT’s Capital Markets Day of the previous year. The presentation materials and recordings from the Capital Markets Day are available at www.yitgroup.com/investors.

Long-term financial targets	Target level
Revenue growth	5–10% annually on average
Return on investment	15%
Operating cash flow after investments[1]	Sufficient for paying dividends
Equity ratio	40%
Dividend payout	40–60% of net profit for the period
The target levels are based on segment reporting (POC). 1Excluding discontinued operations

19 | Half-Year Report, January–June, 2017 |

Resolutions passed at the Annual General Meeting

The Annual General Meeting of YIT Corporation was held on March 16, 2017. YIT published stock exchange releases on the resolutions passed at the Annual General Meeting and the organisation of the Board of Directors on March 16, 2017. The stock exchange releases and a presentation of the members of the Board of Directors are available on YIT’s website at  www.yitgroup.com/.

Shares and shareholders
The company has one series of shares. Each share carries one vote and confers an equal right to a dividend.

Share capital and number of shares
YIT Corporation’s share capital and the number of shares outstanding did not change during the review period. YIT Corporation’s share capital was 149,216,748.22 euros in the beginning of 2017 (2016: 149,216,748.22) and the number of shares outstanding was 127,223,422 (2016: 127,223,422).

Treasury shares and authorisations of the Board of Directors
The Annual General Meeting of YIT Corporation resolved on March 16, 2017, to authorise the Board of Directors to decide on the repurchase of company shares and share issues as proposed by the Board of Directors. The authorisation is valid until March 31, 2018. The share issue authorisation also includes an authorisation to decide on the transfer of treasury shares.
YIT Corporation held 1,646,767 treasury shares at the beginning of the year 2017. The Board of Directors of YIT Corporation decided on April 26, 2017 on a directed share issue in which 238,554 YIT Corporation shares were issued and conveyed without consideration to the key persons participating in the incentive scheme according to the terms and conditions of the incentive scheme, after which the company held 1,408,213 own shares in the end of June.

Trading on shares
The opening price of YIT’s share was EUR 7.60 on the first trading day of 2017. The closing price of the share on the last trading day of the review period on June 30, 2017 was EUR 7.32. YIT’s share price decreased by approximately 4% during the review period. The highest price of the share during the review period was EUR 8.09, the lowest EUR 6.25 and the average price was EUR 7.05. Share turnover on Nasdaq Helsinki in January-June was approximately 89.5 million (68.3). The value of the share turnover was approximately EUR 631.4 million (367.0), source: Nasdaq Helsinki.
During the review period, approximately 82.8 million (75.4) YIT Corporation shares changed hands in alternative market places, corresponding to approximately 48% (53) of the total share trade, source: Fidessa Fragmentation Index.
YIT Corporation’s market capitalisation on the last trading day of the review period on June 30, 2017 was EUR 921.0 million (810.0). The market capitalisation has been calculated excluding the shares held by the company.

Number of shareholders and flagging notifications
At the end of June, the number of registered shareholders was 42,054 (40,623) and a total of 23.1% of the shares were owned by nominee-registered and non-Finnish investors (26.4).
During the review period, YIT did not receive announcements under Chapter 9, Section 5 of the Securities Markets Act.

Managers’ transactions

YIT’s managers’ transactions from the review period have been published as Stock Exchange Releases and are available on YIT’s website at www.yitgroup.com/.

20 | Half-Year Report, January–June, 2017 |

Most significant short-term business risks
The general economic development, functioning of the financial markets and the political environment in YIT’s operating countries have a significant impact on the company’s business. Negative development in consumers’ purchasing power, consumer or business confidence, the availability of financing for consumer or business, or interest rates would likely weaken the demand for YIT’s products and services. A drop in residential prices or an increase in investors’ yield requirements would pose a risk for the profitability of the company, should these factors materialise.
There is still significant uncertainty related to the economic development of Russia, although the situation seems to have stabilised. The volatility of the oil price and the ruble, geopolitical tensions and inflation may have an influence on the demand for apartments due to a weakening in purchasing power and consumer confidence. Declining purchasing power also impacts the development of residential prices.
In 2016, Finland accounted for 75% of the company’s revenue, which highlights the significance of Finland’s economic development for YIT’s business. The slowing recovery of the Finnish economy and the indebtedness of the public sector may weaken consumers’ purchasing power and general confidence, which would have a negative impact on the demand for apartments and business premises. A persistent increase of public sector debt could also make it more difficult to finance infrastructure investments. Investors have played a central role in YIT’s Finnish business in recent years. An increase in price levels, rental accommodation and / or weakening in tenant demand on the business premises or residential market and better yield of alternative investments could lead to a significant decrease in investor demand.
Ensuring competitive products and services corresponding to customer demand is critical for YIT’s business. Changes in customer preferences and in the offerings of competitors present risks related to the demand for the company’s products and services. New competitors, business models and products on the housing market may present risks related to the demand for the company’s products and services.
Especially in Finland and the CEE countries, the availability of the resources needed for growing the production volume might prevent increasing the production as planned. Competitors’ need for resources also presents a risk of losing key personnel and expertise.
The preparation of the planned merger takes time from the key personnel, causes uncertainty among employees and activates competitors to recruitment attempts. The company has taken planned measures to mitigate these risks.
Most of the company’s business is project business, meaning that successful project management plays an integral role in ensuring the company’s profit. The most significant project management risks are related to factors such as pricing, planning, scheduling, procurement, cost management and, in the company’s self-developed business, also the management of sales risk. YIT’s major business premises and infrastructure projects in Finland, such as the Tripla project and the E18 Hamina-Vaalimaa motorway, make up a significant share of the company’s expected revenue in coming years, meaning that successful project management in the projects is integral.
Changes in legislation and authorities’ permit processes may slow down the progress of projects or prevent them from being realised. There are uncertainty factors related to authorities’ actions, permit processes and their efficiency particularly in Russia and the CEE countries.
The improvement of the capital turnover will continue as a part of normal business. The company’s target is to decrease the capital employed in Russia by RUB 6 billion by the end of 2018. Measures to release capital in a challenging market situation involve the risk of financial losses.
The most significant financial risks are the risks related to foreign exchange rate development and the availability of financing. The Group’s most significant currency risk is related to ruble-denominated investments. Further information can be found in the Capital structure and liquidity position section. More information on financial risks and their management is provided in Note 28 to the financial statements.

21 | Half-Year Report, January–June, 2017 |

Events after the review period

YIT has obtained necessary waivers and amendments for the existing financing arrangements for the planned merger.
In July, residential sales to consumers are estimated to be around 110 units in Finland (7/16: around 90), around 80 units in the CEE countries (7/16: over 60) and around 200 units in Russia (7/16: over 200).

Outlook for 2017

Guidance for 2017 was raised in July regarding both the Group revenue and the adjusted operating profit (segment reporting, POC)

The Group revenue is estimated to grow by 5–12%.
The adjusted operating profit is estimated to be in the range of EUR 105–115 million.
The adjusted operating profit does not include material reorganisation costs, impairment charges or other items affecting comparability.

Previously, the Group revenue was estimated to grow by 0–10% and the adjusted operating profit was estimated to be in the range of EUR 90–105 million.

Factors affecting the guidance

YIT’s guidance is based on estimates and assumptions by the company’s management regarding revenue and adjusted operating profit according to the company’s segment reporting (POC), as well as regarding development in the operating environment.  YIT’s guidance is based in particular on YIT’s order backlog, the management’s estimate of the share of projects sold or signed pre-agreements of the rest of 2017 revenue, and the management’s estimate regarding the development of the segments, as well as on the market outlook.
The most significant factors affecting revenue and operating profit on which YIT can have an influence are sales and pricing, project management and project risk management, product development and the product offering, cost management and measures affecting the capital efficiency.
Factors outside of YIT’s sphere of influence are connected mainly to global economic development, the functionality of financing markets and the interest rate, the political environment, economic development in areas of operation, changes in demand for apartments and business premises, the availability of resources such as key persons, changes in public and private sector investments and changes in legislation, permit and authorisation processes and the duration thereof, as well as the development of foreign exchange rates.
Due to the long-term nature of construction and urban development projects, the changes in the demand may be quicker than the company’s ability to adapt its offering.

Guidance raise

YIT raised its guidance on July 13, 2017 regarding both the Group revenue and the adjusted operating profit.
Regarding the sales process of the Kasarmikatu 21 office project in Helsinki, based on the price and terms indications from potential investors and ongoing further negotiations YIT estimates that the transaction will be completed by the end of 2017. The transaction has a positive impact on the Group’s adjusted operating profit.
The more positive development of the Group revenue and the adjusted operating profit is supported also by good residential sales and demand in both Finland and in the CEE countries. The residential sales in Russia have been weaker than expected in the beginning of the year. The adjusted operating profit for Housing Russia segment is still estimated to positive and to stay on a low level.

Guidance rationale
In addition to the market outlook, the 2017 guidance is based on the following factors: at the end of June the company’s order backlog was solid and 58% of it was sold. Projects already sold or signed pre-agreements are estimated to contribute over half of rest of 2017 revenue.
The increased share of consumer sales in Housing Finland and CEE is likely to have a moderate positive impact on the adjusted operating profit of the segment. The impacts of the shift to consumers will be visible in the result gradually.
In Housing Russia, the adjusted operating profit is estimated to be positive but to remain on a low level. Capital release actions in Russia are likely to have a negative impact on the profitability.
The investor transaction of the Kasarmikatu 21 office project is estimated to be completed by the end of 2017.

22 | Half-Year Report, January–June, 2017 |

Market outlook

Finland

Consumer demand is estimated to remain on a good level and to continue to focus on affordable apartments in growth centres. The investor activity is estimated to decline slightly and the importance of location remains significant.
Residential price polarization is estimated to continue especially between growth centres and the rest of Finland. Access to mortgage financing is estimated to remain good.
The tenants’ interest for business premises is estimated to pick up slightly in growth centres. The real estate investors’ activity is expected to remain on a good level with focus on prime locations in the capital region especially. Business premises contracting is estimated to remain active. New infrastructure projects are estimated to revitalise the market.
The increased competition for skilled labour due to high construction activity is expected to continue. Construction costs are estimated to increase slightly. Construction volume growth is expected to slow down.
Bank regulation and increased capital requirements of financial institutions might have an impact on the construction and real estate development.

Russia

The Russian economy is expected to remain stable on the current level. Stabilisation of the economy is estimated to have a moderate, positive impact on the residential market. The weakening of ruble and expectations of interest rate cuts are expected to have an impact on consumers’ behaviour.
Residential prices are expected to remain stable.
Residential demand is expected to focus on affordable apartments also in Russia. Construction cost inflation is estimated to remain moderate.

The CEE countries
Residential demand is expected to remain on a good level. Residential prices are estimated to remain stable or increase slightly. Good access to financing and low interest rates are estimated to support the residential demand. Shortage of resources is estimated to increase construction cost inflation.

23 | Half-Year Report, January–June, 2017 |

Half-Year Report January 1 – June 30, 2017: Tables

1	ACCOUNTING PRINCIPLES OF THE HALF-YEAR REPORT
1.1	New IFRS standards
1.2	Currency exchange rates used in the Half-Year Report
1.3	Definitions of key financial figures

2	SUMMARY OF FINANCIAL STATEMENTS, IFRS
2.1	Consolidated income statement
2.2	Statement of comprehensive income
2.3	Consolidated statement of financial position
2.4	Consolidated cash flow statement
2.5	Consolidated statement of changes in equity

3	NOTES, IFRS
3.1	Segment information
3.2	Geographical information
3.3	Earnings per share
3.4	Adjusted operating profit
3.5	Property, plant and equipment
3.6	Inventories
3.7	Financial risk management
3.8	Borrowings and fair value
3.9	Change in contingent liabilities and assets and commitments
3.10	Minimum payment of non-cancellable lease agreements
3.11	Related party transactions

4	ADDITIONAL INFORMATION
4.1	Reconciliation of certain segment reporting items
4.2	Key figures by quarter, IFRS
4.3	Key figures by quarter, segment reporting
4.4	Consolidated balance sheet, segment reporting

24 | Half-Year Report, January–June, 2017 |

1	ACCOUNTING PRINCIPLES OF THE HALF-YEAR REPORT

YIT Corporation’s Half-Year Report for January 1 – June 30, 2017, has been prepared in accordance with IAS 34: Interim Financial Reporting. The information presented in the Half-Year Report is unaudited. The figures are presented in the Half-Year Report in million euros with doing the rounding on each line, which may cause some rounding differnces in column and total sums.

The Half-Year Report has been prepared in accordance with the International Financial Reporting Standards (IFRS) and by the accouting principles and methods as applied in the Financial statements 2016. The Half-Year Report does not include all the information or disclosures as presented in the Consolidated Financial statements of 31 December, 2016. Therefore, the Half-Year Report should be read together with the Financial Statements 2016.

1.1	New IFRS standards

IFRS 15 Revenue from contracts with customers standard was published in May 2014. In April 2016, the IASB published clarifications and expedients for the transition to the standard. EU has not yet approved the clarifications and expedients for the transition. The standard effective date is 1 January 2018 or financial years beginning after that. IFRS 15 determines how and when the revenue from contracts with customers is to be recognised. The standard is based on identifying customer contracts, in which a five-step model will be applied. Transfer of control is critical to revenue recognition. Revenue is recognised either over time or at a point in time. When effective, the new standard replaces the existing IAS 18 and IAS 11 standards.

Due to the nature of the business operations of YIT the final effects are dependent on the structure of the customer contracts and the contract terms and business models existing on transition. By the currently effective standards, major part of YIT’s construction services revenues are recognised using the percentage of completion method. The criteria for recognizing revenue over time according to the new standard are met. And under the present best knowledge available the company does not expect significant changes in the timing of the revenue recognition as project progresses. The following changes has been preliminary identified:

•	The number of performance obligations could increase if the contract covers several separate building constructions or contains other performances than than construction services.

•
The number of performance obligations can be affected, for example by the nature of the guarantee obligations. If the quarantee obligation is actually an additional service to the customer, it is, according to the standard’s model, treated as a separate performance obligations and a portion of the contract revenue is separated and recognised later. The same shall apply if, in accordance with IFRS 15, the contract includes services, other than construction services, to be performed later. In accordance with YIT’s current revenue recognition principles, the exceeding quarantee period is not separated when recognising revenue. Based on YIT managements analysis, the exceeding quarantee period does not fulfill the criteria for separate performance obligation.

•
Variable considerations such as discounts or performance based fees, might be recognized earlier than by current accounting method. Currently the company recognizes variable considerations when the amount can be determined with reasonable assurance and the receivable is collectable. IFRS 15 may require earlier recognition depending on the uncertainty in the customer contract. According to IFRS 15 YIT needs to evaluate the variable consideration based on either the probability-weighted expected amount or the most likely outcome. The estimated amount of the variable consideration, or part of it, is recognised only to extent that it is The fraction or whole estimated amount of the variable consideration is recognized to that extent that is is higly probable, that no reversals of cumulative revenue recognised will occur when the uncertainty associated with the variable consideration is subsequently resolved. Based on YIT managements’ analysis no significant impact to revenue recognition for company’s projects is expected.

•
Sales contract may include significant financing component if there is a significant time between the completion of YIT’s performance obligation and receiving payment from the customer. In these cases promised consideration needs to be adjusted for the significant financing component. Based on YIT managemnts analysis of current contracts, timing difference between the work performed and payment received in is not significant. Therefore no significant changes in revenues are expected.

EFFECTIVE DATE AND TRANSITION METHOD

The company will adopt the standard as of 1 January 2018 using a retrospective method and all available practical expedients. Two practical expedients are still in the EU’s endorsement process and the company follows the process and evaluates possible impacts for the transition during 2017.

25 | Half-Year Report, January–June, 2017 |

The relief options are described in more detail below

• The company does not need to restate contracts that are begin and completed during the financial year 2017. Variable consideration for contracts that will be completed by the end of the financial year 2017 does not need to be restated for comparison periods.

• The company does not need to present the amount of the transaction price allocated to unsatisfied performance obligations for the comparison period, that is: 31 December 2017, nor does it need to provide a more detailed description of satisfying the obligations.

• The EU’s endorsement process pending: The company does not need to restate contracts that are completed contracts at the beginning of the earliest period presented.

• The EU’s endorsement process pending: The company does not need to restate contract modified made before the beginning of the transition period; instead, the company can reflect aggregate effect of all contract mdifications when determining the transaction price, unsatisfied and satisfied performance obligations and the allocation of the transaction price to the performance obligations.

1.2	Currency exchange rates used in the Half-Year Report

		Average rates			End rates
		1–6/17	1–6/16	1-12/16	6/17	6/16	12/16
1 EUR =	CZK	26.7858	27.0392	27.0342	26.1970	27.1310	27.0210
	PLN	4.2683	4.3683	4.3635	4.2259	4.4362	4.4103
	RUB	62.7434	78.3384	74.1466	67.5449	71.5200	64.3000

26 | Half-Year Report, January–June, 2017 |

1.3	Definitions of key financial figures

The key financial figures according to segment reporting (POC) and IFRS reporting have been calculated by using the same definitions unless otherwise noted.

Adjusted operating profit	=	Operating profit – Adjusting items

Adjusting items	=
Material items outside ordinary course of business such as gains or losses arising from the divestments of a business or part of a business, impairment charges of goodwill and plots of land, imapairment charges of property plant and equipment and other assets, costs on the basis of statutory personnel negotioations and adaption measures, costs related to business acquisitions, material effect on profit and loss from disputes based on a decision by a court or arbitration proceedings and transaction costs related to the planned merger transaction

Earnings per share, EUR	=	Result for the period (attributable to owner of the parent)	x 100
Average number of shares outstanding

Operating cashflow after investments, excluding discontinued operations	=	Operating cashflow after investments presented in the cashflow statement – Cash flow from operations from discontinued operations

Gross investments	=	Investments in property, plant and equipment and intangible assets, excluding additions in financial leases, and investments in subsidiaries, associated companies and joint ventures

Return on equity, %	=	Result for the period	x 100
Total equity (average)

Interest bearing debt	=	Non-current borrowings + Current borrowings

Return on investment (rolling 12 months), %	=	Result before taxes + Financial expenses +/- exchange differences (net)	x 100
Total equity (average) + Interest bearing debt (average)

Equity ratio at the end of the period, %	=	Total equity	x 100
Total assets – Advances received

Interest bearing net debt at the end of the period	=	Interest bearing debt – Cash and cash equivalents – Interest bearing receivables

Gearing at the end of the period, %	=	Interest bearing debt – Cash and cash equivalents	x 100
Total equity

Segment’s return on capital employed, ROCE (%)	=	Segment’s operating profit	x 100
Segment’s capital employed (average)

Segment’s capital employed	=
Property, plant and equipment and intangible assets + goodwill + investments in associated companies and joint ventures + investments + inventories + trade receivables + other non-interest bearing operational receivables[1] - provisions - trade payables - advances received – other non-interest bearing liabilities[1]

Equity/share, EUR	=	Total equity
Number of shares outstanding at the end of the period

Market capitalisation	=	(Number of shares – treasury shares) x share price at the end of the period

Average share price	=	EUR value of shares traded during period
Number of shares traded during period

1Excluding items associated with taxes, distribution of profit and financial items

27 | Half-Year Report, January–June, 2017 |

2	SUMMARY OF FINANCIAL STATEMENTS, IFRS

2.1	Consolidated income statement

EUR million	4-6/17	4-6/16	Change	1-6/17	1-6/16	Change	1–12/16
Revenue	509.0	396.4	28%	961.2	734.0	31%	1,678.3
Other operating income	3.2	2.8	13%	5.0	7.2	-30%	12.8
Change in inventories of finished goods and work in progress	-4.6	22.4		-0.1	45.4		13.0
Production for own use	0.3	0.2	58%	0.4	0.3	18%	0.3
Materials and supplies	-102.7	-52.4	96%	-158.1	-116.7	35%	-245.2
External services	-258.3	-211.1	22%	-488.2	-386.2	26%	-892.4
Personnel expenses	-74.3	-60.2	23%	-140.1	-118.1	19%	-250.3
Other operating expenses	-47.6	-88.0	-46%	-147.1	-145.9	1%	-281.7
Share of results in associated companies and joint ventures	-0.4	-0.1	154%	-0.2	-0.2	22%	-0.6
Depreciation, amortisation and impairment	-3.5	-3.2	7%	-6.9	-6.4	9%	-16.5
Operating profit	21.1	6.6	218%	25.8	13.3	94%	17.7
Financial income	0.8	1.1	-29%	1.3	1.3	-6%	1.7
Exchange rate differences (net)	0.8	-2.9		2.9	-8.1		-9.6
Financial expenses	-8.0	-3.1	158%	-10.8	-6.0	82%	-12.2
Financial income and expenses, total	-6.4	-4.9	32%	-6.7	-12.7	-47%	-20.1
Result before taxes	14.7	1.8	732%	19.2	0.6	Over thousand %	-2.5
Income taxes	-3.3	-0.4	827%	-4.4	-0.1	Over thousand %	-4.7
Result for the period	11.4	1.4	709%	14.8	0.5	Over thousand %	-7.1
Attributable to
Equity holders of the parent company	11.4	1.4	731%	14.8	0.5	Over thousand %	-7.1
Non-controlling interest		0.0
Earnings per share, attributable to the equity holders of the parent company
Basic, EUR	0.09	0.01	731%	0.12	0.00	Over thousand %	-0.06
Diluted, EUR	0.09	0.01	731%	0.12	0.00	Over thousand %	-0.06

2.2	Statement of comprehensive income

EUR million	4–6/17	4–6/16	Change	1-6/17	1-6/16	Change	1–12/16
Result for the period	11.4	1.4	709%	14.8	0.5	Over thousand %	-7.1
Items that may be reclassified subsequently to profit/loss:
Cash flow hedges	0.2	0.1	69%	0.3	0.2	37%	0.5
-Deferred tax	-0.0	-0.0	64%	-0.1	-0.0	37%	-0.1
Change in translation differences	-49.4	19.1		-20.0	34.8		75.2
Items that may be reclassified subsequently to profit/loss, total	-49.3	19.1		-19.8	35.0		75.6
Items that will not be reclassified to profit/loss
Change in fair value of defined benefit pension							-1.1
- Deferred tax							0.2
Items that will not be reclassified to profit/loss, total							-0.9
Other comprehensive income, total	-49.3	19.1		-19.8	35.0		74.7

Total comprehensive result	-37.9	20.6		-4.9	35.4		67.6
Attributable to equity holders of the parent company	-37.9	20.6		-4.9	35.4		67.6
Attributable to non-controlling interest					0.0

28 | Half-Year Report, January–June, 2017 |

2.3	Consolidated statement of financial position

EUR million	6/17	6/16	Change	12/16
ASSETS
Non-current assets
Property, plant and equipment	55.0	49.4	11%	53.2
Goodwill	8.1	10.9	-25%	8.1
Other intangible assets	12.3	14.6	-16%	11.9
Investments in associated companies and joint ventures	81.9	41.6	97%	63.5
Available-for-sale financial assets	0.4	0.4		0.4
Interest-bearing receivables[1]	39.9			34.6
Other receivables	2.6	2.4	7%	3.2
Deferred tax assets	52.8	46.6	13%	54.2
Total non-current assets	253.1	166.0	52%	229.1
Current assets
Inventories	1,701.9	1,656.2	3%	1,746.6
Trade and other receivables	219.0	203.6	8%	235.4
Income tax receivables	5.3	10.8	-51%	6.5
Cash and cash equivalents	35.3	71.8	-51%	66.4
Total current assets total	1,961.5	1,942.4	1%	2,054.9
Total assets	2,214.5	2,108.4	5%	2,284.0

EQUITY AND LIABILITIES
Equity
Share capital	149.2	149.2	0%	149.2
Legal reserve	1.5	1.5	0%	1.5
Other reserves	0.6	-0.0		-0.0
Treasury shares	-7.2	-8.3	-13%	-8.3
Translation differences	-205.0	-225.5	-9%	-185.0
Fair value reserve	-0.0	-0.5	-93%	-0.3
Retained earnings	594.3	614.7	-3%	606.7
Total equity attributable to the equity holders of the parent company	533.4	531.2	0%	563.9
Non-controlling interest
Total equity	533.4	531.2	0%	563.9
Non-current liabilities
Deferred tax liabilities	14.4	19.0	-25%	17.6
Pension obligations	2.1	0.9	124%	2.1
Provisions	46.6	41.9	11%	44.8
Borrowings	268.5	258.4	4%	249.1
Other liabilities	53.2	13.8	284%	51.0
Total non-current liabilities	384.8	334.1	15%	364.6
Current liabilities
Advances received	476.5	496.2	-4%	473.9
Trade and other payables	402.8	348.8	15%	395.2
Income tax liabilities	6.1	5.6	10%	4.4
Provisions	31.0	22.5	38%	31.7
Borrowings	380.0	370.0	3%	450.4
Total current liabilities	1,296.4	1,243.1	4%	1,355.5
Total equity and liabilities	2,214.5	2,108.4	5%	2,284.0

1 The statement of financial position as at 31 December 2016 includes a reclassification of EUR 1.0 million from Other receivables to Interest-bearing receivables to reflect the current business model with joint ventures.

29 | Half-Year Report, January–June, 2017 |

2.4	Consolidated cash flow statement

EUR million	4–6/17	4–6/16	Change	1-6/17	1-6/16	Change	1–12/16
Result for the period	11.4	1.4	709%	14.8	0.5	Over thousand %	-7.1
Adjustments	17.3	14.9	16%	34.3	27.2	26%	69.8
Change in current receivables	-17.9	0.8		9.2	-15.6		-76.3
Change in inventories	22.6	-29.2		12.2	-49.5		-83.5
Change in current liabilities	-9.6	104.1		26.2	110.0	-76%	181.9
Change in working capital, total	-4.9	75.7		47.6	44.9	6%	22.0
Cash flow of financial items	-2.4	-18.8	-87%	-15.0	-21.5	-30%	-39.5
Taxes paid	-1.6	1.1		-4.2	-0.4	919%	-9.1
Continued operations	19.9	74.3	-73%	77.4	50.7	53%	36.1
Discontinued operations	-0.0	-0.0		-0.1	-0.1		-0.2
Net cash generated from operating activities	19.8	74.3	-73%	77.3	50.6	53%	35.9
Acquisition of subsidiaries and associated companies, net of cash	-7.2	-42.2		-18.6	-42.2		-64,5
Disposal of subsidiaries, associated companies and joint ventures	0.0	0.0		0.0	1.0		1.0
Cash outflow from investing activities	-4.5	-6.0	-25%	-10.5	-9.0	17%	-19.1
Cash inflow from investing activities	0.7	-0.1		1.4	0.6	131%	3.3
Net cash used in investing activities	-11.0	-48.2	-77%	-27.8	-49.5	-44%	-79.2
Operating cash flow after investments	8.8	26.1	-66%	49.6	1.0	Over thousand %	-43.3
Change in loan receivables	-0.4	-0.3	27%	0.6	-0.4		-0.6
Change in current borrowings	21.2	60.0	-65%	-10.4	39.0		91.3
Proceeds from borrowings	30.0			30.0	50.0	-40%	50.0
Repayments of borrowings	-69.7	-111.3	-37%	-71.4	-115.7	-38%	-131.4
Payments of financial leasing debts	-0.0	-0.0	Over thousand %	-0.0	-0.0	69%	-0.0
Dividends paid	-27.6	-27.6	0%	-27.6	-27.6	0%	-27.6
Net cash used in financing activities	-46.5	-79.2	-41%	-79.0	-54.8	44%	-18.4
Net change in cash and cash equivalents	-37.8	-53.1	-29%	-29.4	-53.7	-45%	-61.7
Cash and cash equivalents at the beginning of the period	77.7	122.4	-36%	66.4	122.2	-46%	122.2
Foreign exchange rate effect on cash and cash equivalents	-4.6	1.2		-1.7	2.1		6.0
Cash and cash equivalents at the end of the period	35.3	70.5	-50%	35.3	70.5	-50%	66.4

30 | Half-Year Report, January–June, 2017 |

2.5	Consolidated statement of changes in equity

		Equity attributable to equity holders of the parent company
EUR million	Share capital	Legal reserve	Other reserves	Translation differences	Fair value reserve	Treasury shares	Retained earnings	Total	Non-controlling interest	Equity total
Equity on January 1, 2016	149.2	1.5		-260.2	-0.7	-8.3	641.4	523.0	0.1	523.1
Comprehensive income
Result for the period							0.5	0.5	-0.0	0.5
Other comprehensive income:
Cash flow hedges					0.2			0.2		0.2
- Deferred tax					-0.0			-0.0		-0.0
Translation differences				34.8				34.8		34.8
Comprehensive income, total				34.8	0.2		0.5	35.4	-0.0	35.4
Transactions with owners
Dividend distribution							-27.6	-27.6		-27.6
Share-based incentive schemes						-0.0	0.7	0.7		0.7
Transactions with owners, total						-0.0	-26.9	-26.9		-26.9
Change in non controlling interests							-0.2	-0.2	-0.0	-0.3
Equity on June 30, 2016	149.2	1.5		-225.4	-0.5	-8.3	614.7	531.2		531.2

Changes in equity July 1 ‒ December 31				40.4	0.2		-8.0	32.7		32.7
Equity on December 31, 2016	149.2	1.5		-185.0	-0.3	-8.3	606.7	563.9		563.9

		Equity attributable to equity holders of the parent company
EUR million	Share capital	Legal reserve	Other reserves	Translation differences	Fair value reserve	Treasury shares	Retained earnings	Total	Non-controlling interest	Equity total
Equity on January 1, 2017	149.2	1.5		-185.0	-0.3	-8.3	606.7	563.9		563.9
Comprehensive income
Result for the period							14.8	14.8		14.8
Other comprehensive income:
Cash flow hedges					0.3			0.3		0.3
- Deferred tax					-0.1			-0.1		-0.1
Translation differences				-20.0				-20.0		-20.0
Comprehensive income, total				-20.0	0.2		14.8	-4.9		-4.9
Transactions with owners
Dividend distribution							-27.6	-27.6		-27.6
Share-based incentive schemes			0.6			1.1	0.4	2.0		2.0
Transactions with owners, total			0.6			1.1	-27.3	-25.6		-25.6
Equity on June 30, 2017	149.2	1.5	0.6	-205.0	-0.0	-7.2	594.3	533.4		533.4

31 | Half-Year Report, January–June, 2017 |

3  NOTES, IFRS

3.1	Segment information

Segment information are reported according to management reporting for the Group Management Board. The chief operating decision-maker is the YIT Group’s Management Board, which reviews the Group’s internal reporting in order to assess performance and allocate resources to the segments. The Group Management Board reviews the performance of the business segments based on adjusted operating profit.The Group’s three reportable segments are Housing Finland and CEE, Housing Russia, and Business Premises and Infrastructure. The assets and liabilities of the reportable segments are allocated to each segment respectively. Other items include group items related to general administration of the group.

Housing Finland and CEE
-	Development and construction of housing, holiday homes and entire residential areas.
-	Emphasis on own developments

Housing Russia
-	Development and construction of housing and entire residential areas, emphasis on own developments
-	Property maintenance

Business Premises and Infrastructure
-	Development and construction of offices, shopping malls, public facilities, assisted living facilities and other business premises
-	Renovation projects
-	Construction of roads, bridges, tunnels, rail and metro stations, ports and power plants
-	Road and street maintenance
-	Equipment business

Other items
Other items include Group internal services, rental revenue from external customers and Group level unallocated costs.

Segment reporting accounting principles
In the Group’s segments’ reporting to the management, the revenue from own residential and commercial development projects is recognised by multiplying the degree of completion and the degree of sale, i.e. according to the percentage of completion method, which does not fully comply with the Group’s IFRS accounting principles. According to the Group’s IFRS accounting principles, revenue from our own residential construction projects is recognised on completion and in commercial development projects the recognition practice will be evaluated on a case-by-case basis and in accordance with the terms and conditions of each contract. The share of income and expenses to be recognised is calculated by multiplying the percentage of completion by the percentage of sale multiplied by the occupancy rate. YIT usually sells own commercial development projects to investors either prior to construction or during an early phase. The impact of the difference in reporting principles is shown in the line IFRS adjustment. As a result of the accounting policy, Group figures can fluctuate greatly between quarters. In addition to group reporting, the interest expenses are capitalised according to IAS 23 standard, which causes differences in operating profit and financial expenses between segment reporting and group reporting.

Capital employed and return on capital employed,ROCE (%) are included in the reports regularly reviewed by the YIT Group’s Management Board. These key indicators are reported regularly to Group’s Management. Capital employed is determined as follows:
+ Property, plant and equipment and intangible assets
+ Goodwill
+ Investments in associates and joint ventures
+ Inventories
+ Trade receivables and other non-interest-bearing receivables (excl. items related to taxes, interests and distribution of assets)

= Segment’s assets

- Provisions
- Trade payables
- Advances received
- Other non-interest-bearing liabilities (excl. items related to taxes, interests and distribution of assets)

= Segment’s liabilities

Capital employed = Segment’s assets - Segment’s liabilities
Return on capital employed, ROCE %
= Segment’s operating profit (12 months)
Capital employed (average) *100

32 | Half-Year Report, January–June, 2017 |

Return on Invested capital is calculated as follows:
Capital employed + unallocated assets – unallocated liabiliites (excluding interest-bearing debts)

Segments’ financial information

	1-6/17
EUR million	Housing Finland and CEE	Housing Russia	Business Premises and Infrastructure	Other items and eliminations	Group, POC	IFRS adjustments[1]	Group, IFRS
Revenue	444.8	120.7	376.1	-4.6	937.0	24.2	961.2
Group internal	0.0	0.0	4.6	-4.6	0.0		0.0
Revenue from external customers	444.8	120.7	371.5	0.0	937.0	24.2	961.2
Share of result from associates and joint ventures	0.0	0.0	-0.2	0.0	-0.2	0.0	-0.2

Operating profit	39.1	-0.4	14.0	-12.0	40.7	-14.8	25.8
Depreciation and amortisation	-0.7	-0.4	-3.6	-2.2	-6.9	0.0	-6.9

Adjusted operating profit	39.1	-0.4	14.0	-11.0	41.7	-14.8	26.9
Adjusting items		0.0		-1.1	-1.1		-1.1

Unallocated items
Financial income and expenses				-8.6	-8.6	1.9	-6.7
Income taxes				-7.7	-7.7	3.3	-4.4
Result for the period, Group	39.1	-0.4	14.0	-28.3	24.4	-9.6	14.8

Segment’s assets	723.3	502.3	575.1	20.2	1,820.8	257.4	2,078.3
Property, plant and equipment, other intangible assets and investments in associated companies and joint ventures	8.2	4.9	120.4	15.7	149.2	0.0	149.2
Goodwill	8.1		0.0	0.0	8.1	0.0	8.1
Inventory	590.7	453.0	315.9	0.0	1,359.6	342.2	1,701.9
Other current receivables	116.2	44.4	138.8	4.4	303.9	-84.8	219.1

Unallocated assets				127.9	127.9	8.3	136.3
Cash and cash equivalents				35.3	35.3	0.0	35.3
Non-current receivables				41.5	41.5	0.0	41.5
Tax related items				49.8	49.8	8.3	58.1
Financial items accruals				1.3	1.3	0.0	1.3
Total assets	723.3	502.3	575.1	148.1	1,948.8	265.7	2,214.5

Gross investments	3.0	0.7	23.8	1.5	29.0	0.0	29.0
of which investments in associated companies and joint ventures	2.9	0.0	15.7		18.6	0.00	18.6

Segment’s liabilities	329.4	103.6	357.2	0.0	790.3	213.4	1,003.7
Provisions and pension obligation	48.0	18.5	8.8	4.7	79.9	-0.2	79.7
Trade payables, other liabilities and accruals	229.9	62.8	160.2	-4.7	448.2	-0.7	447.5
Advances received	51.5	22.4	188.2	0.1	262.1	214.4	476.5

Unallocated liabilities				574.4	574.4	103.1	677.5
Borrowings				543.3	543.3	105.3	648.5
Tax related items				22.6	22.6	-2.1	20.5
Financial items accruals				8.5	8.5	0.0	8.5
Total liabilities	329.4	103.6	357.2	574.4	1,364.6	316.5	1,681.2

Segment’s capital employed	393.9	398.7	217.9	20.1	1,030.6	44.0	1,074.6
ROCE (last 12 months), %	16.9	-6.1	17.1	0.0	0.0	0.0	0.0
Invested capital					1,127.4	54.5	1,181.9

33 | Half-Year Report, January–June, 2017 |

	1-6/16
EUR million	Housing Finland and CEE	Housing Russia	Business Premises and Infrastructure	Other items and eliminations	Group, POC	IFRS adjustments[1]	Group, IFRS
Revenue	350.8	107.9	371.9	-4.6	826.1	-92.1	734.0
Group internal	0.0	0.0	4.6	-4.6	0.0		0.0
Revenue from external customers	350.8	107.9	367.3	0.0	826.1	-92.1	734.0
Share of result from associates and joint ventures	0.0	0.0	-0.2	0.0	-0.2	0.0	-0.2

Operating profit	28.6	-5.8	18.8	-9.3	32.2	-18.9	13.3
Depreciation and amortisation	-0.7	-0.3	-3.4	-2.0	-6.4	0.0	-6.4

Adjusted operating profit	28.6	-5.8	18.8	-9.3	32.2	-18.9	13.3
Adjusting items		0.0

Unallocated items
Financial income and expenses				-22.7	-22.7	10.1	-12.7
Income taxes				-2.2	-2.2	2.1	-0.1
Result for the period, Group	28.6	-5.8	18.8	-34.3	7.3	-6.8	0.5

Segment’s assets	703.0	505.3	434.9	20.3	1,663.6	313.3	1,976.9
Property, plant and equipment, other intangible assets and investments in associated companies and joint ventures	6.8	5.3	76.9	16.7	105.6	0.0	105.6
Goodwill	8.1	2.8	0.0	0.0	10.9	0.0	10.9
Inventory	598.5	454.4	234.4	0.0	1,287.2	369.0	1,656.2
Other current receivables	89.7	42.9	123.7	3.6	259.9	-55.7	204.2

Unallocated assets				122.7	122.7	8.7	131.4
Cash and cash equivalents				71.8	71.8	0.0	71.8
Non-current receivables				2.0	2.0	0.0	2.0
Tax related items				48.7	48.7	8.7	57.4
Financial items accruals				0.2	0.2	0.0	0.2
Total assets	703.0	505.3	434.9	142.9	1,786.3	322.1	2,108.4

Gross investments	0.8	0.4	47.7	2.1	51.0	0.0	51.0
of which investments in associated companies and joint ventures	0.0	0.0	41.2		41.2	0.00	41.2

Segment’s liabilities	261.6	116.9	261.7	1.1	641.3	264.6	905.9
Provisions and pension obligation	45.5	8.2	6.5	2.8	63.0	2.3	65.3
Trade payables, other liabilities and accruals	160.8	59.0	126.0	-1.5	344.3	0.1	344.3
Advances received	55.4	49.7	129.1	-0.1	234.1	262.2	496.2

Unallocated liabilities				580.1	580.1	91.2	671.3
Borrowings				538.0	538.0	90.4	628.4
Tax related items				23.8	23.8	0.8	24.6
Financial items accruals				18.3	18.3	0.0	18.3
Total liabilities	261.6	116.9	261.7	581.2	1,221.4	355.8	1,577.2

Segment’s capital employed	441.4	388.5	173.3	19.1	1,022.2	48.8	1,071.0
ROCE (last 12 months), %	11.6	-3.3	18.3	0.0	0.0	0.0	0.0
Invested capital					1,102.9	56.7	1,159.6

34 | Half-Year Report, January–June, 2017 |

	1-12/16
EUR million	Housing Finland and CEE	Housing Russia	Business Premises and Infrastructure	Other items and eliminations	Group, POC	IFRS adjustments[1]	Group, IFRS
Revenue	727.9	267.9	797.4	-9.7	1,783.6	-105.3	1,678.3
Group internal	0.0	0.0	9.7	-9.7	0.0		0.0
Revenue from external customers	727.9	267.9	787.7	0.1	1,783.6	-105.3	1,678.3
Share of result from associates and joint ventures	0.0	0.0	-0.6	-0.0	-0.6	0.0	-0.6

Operating profit	59.9	-29.3	38.1	-15.7	52.9	-35.2	17.7
Depreciation and amortisation	-2.5	-3.1	-7.0	-3.9	-16.5	0.0	-16.5

Adjusted operating profit	59.9	-2.3	38.1	-15.7	79.9	-35.2	44.7
Adjusting items		-27.0			-27.0		-27.0

Unallocated items
Financial income and expenses				-39.1	-39.1	19.0	-20.1
Income taxes				-6.4	-6.4	1.7	-4.7
Result for the period, Group	59.9	-29.3	38.1	-61.2	7.4	-14.5	-7.1

Segment’s assets	741.7	524.3	531.2	19.9	1,817.0	302.9	2,120.0
Property, plant and equipment, other intangible assets and investments in associated companies and joint ventures	5.8	5.3	100.9	16.6	128.7	0.0	128.7
Goodwill	8.1	-0.0	0.0	0.0	8.1	0.0	8.1
Inventory	614.6	467.6	283.3	0.0	1,365.5	381.1	1,746.6
Other current receivables	113.2	51.3	147.0	3.2	314.7	-78.1	236.6

Unallocated assets				154.9	154.9	9.1	164.0
Cash and cash equivalents				66.4	66.4	0.0	66.4
Non-current receivables				35.7	35.7	0.0	35.7
Tax related items				51.5	51.5	9.1	60.7
Financial items accruals				1.3	1.3	0.0	1.3
Total assets	741.7	524.3	531.2	174.8	1,971.9	312.1	2,284.0

Gross investments	1.6	0.6	76.5	4.7	83.5	0.0	83.5
of which investments in associated companies and joint ventures	0.0	0.0	63.6		63.6		63.6

Segment’s liabilities	288.2	119.1	347.3	5.5	760.1	222.0	982.2
Provisions and pension obligation	45.5	19.8	8.8	4.4	78.5	0.0	78.5
Trade payables, other liabilities and accruals	193.4	72.3	165.4	1.1	432.3	-2.5	429.8
Advances received	49.3	27.0	173.0	0.0	249.4	224.5	473.9

Unallocated liabilities				606.8	606.8	131.2	737.9
Borrowings				570.3	570.3	129.2	699.5
Tax related items				20.1	20.1	2.0	22.0
Financial items accruals				16.4	16.4	0.0	16.4
Total liabilities	288.2	119.1	347.3	612.3	1,366.9	353.2	1,720.1

Segment’s capital employed	453.5	405.1	183.9	14.3	1,056.9	80.9	1,137.8
ROCE (last 12 months), %	13.4	-7.6	21.6	0.0	0.0	0.0	0.0
Invested capital					1,175.3	88.1	1,263.4

1IFRS adjustments include segments’ total IFRS adjustments. IFRS adjustments related to revenue comprise of the difference between IFRS and POC revenue recognition. IFRS adjustments related to financial items consists of capitalisation of interest costs according to IAS23. IFRS adjustments to Income taxes are related to the timing difference of revenue recognition between IFRS and POC.

35 | Half-Year Report, January–June, 2017 |

Revenue by segments, by quarter

EUR million	4–6/17	1–3/17	10–12/16	7–9/16	4–6/16	1–3/16	10–12/15	7–9/15
Housing Finland and CEE	200.0	244.8	210.0	167.0	184.8	166.0	220.8	165.8
Housing Russia	62.8	57.8	84.0	76.0	58.8	49.1	61.6	63.9
Business Premises and Infrastructure	197.5	178.7	222.4	203.1	222.5	149.4	188.5	164.1
Other items and eliminations	-2.5	-2.1	-2.8	-2.3	-2.4	-2.1	-2.4	-2.0
Revenue total, POC	457.8	479.2	513.7	443.8	463.7	362.4	468.5	391.7
IFRS adjustment	51.1	-26.9	11.4	-24.5	-67.3	-24.8	43.1	-27.9
Revenue total, IFRS	509.0	452.2	525.0	419.3	396.4	337.6	511.6	363.8

Adjusted operating profit by segments, by quarter

EUR million	4–6/17	1–3/17	10–12/16	7–9/16	4–6/16	1–3/16	10–12/15	7–9/15
Housing Finland and CEE	19.8	19.4	18.4	12.9	15.8	12.9	13.4	12.3
Housing Russia	1.3	-1.8	2.8	0.7	-2.7	-3.1	0.7	1.7
Business Premises and Infrastructure	9.3	4.7	11.2	8.2	12.7	6.0	7.5	8.3
Other items and eliminations	-5.4	-5.6	-3.7	-2.7	-5.6	-3.7	-5.0	-2.0
Adjusted operating profit total, POC	25.0	16.7	28.7	19.0	20.2	12.1	16.6	20.3
IFRS adjustment	-2.9	-12.0	-3.3	-12.9	-13.5	-5.4	11.7	-8.5
Adjusted Operating profit total, IFRS	22.2	4.7	25.3	6.1	6.6	6.7	28.4	11.8
Adjusting items, total	-1.1			-27.0				-10.4
Operating profit total, IFRS	21.1	4.7	25.3	-20.9	6.6	6.7	28.4	1.5

36 | Half-Year Report, January–June, 2017 |

Adjusted operating profit margin by segments, by quarter

%	4–6/17	1–3/17	10–12/16	7–9/16	4–6/16	1–3/16	10–12/15	7–9/15
Housing Finland and CEE	9.9%	7.9%	8.7%	7.7%	8.5%	7.7%	6.0%	7.4%
Housing Russia	2.1%	-3.1%	3.3%	0.9%	-4.6%	-6.3%	1.2%	2.7%
Business Premises and Infrastructure	4.7%	2.6%	5.0%	4.0%	5.7%	4.0%	4.0%	5.1%
Group total, POC	5.5%	3.5%	5.6%	4.3%	4.3%	3.3%	3.6%	5.2%
Group total, IFRS	4.4%	1.0%	4.8%	1.5%	1.7%	2.0%	5.5%	3.3%

3.2	Geographical information

Revenues from external customers and non-current assets are presented by location in geographical segments in group reporting. Reportable geographical segments are Finland, Russia, Baltic countries and Central Eastern Europe.

Revenue from external customers

EUR million	6/17	6/16	Change	12/16
Finland	743.5	619.1	20%	1,233.3
Russia	151.3	44.6	239%	271.6
Baltic countries	55.7	30.9	80%	104.8
Central Eastern Europe	10.6	39.3	-73%	68.6
Group total	961.2	734.0	31%	1,678.3

Non-current assets

EUR million	6/17	6/16	Change	12/16
Finland	142.4	98.5	45%	121.5
Russia	4.9	8.0	-39%	5.3
Baltic countries	8.9	9.1	-1%	9.0
Central Eastern Europe	1.6	1.4	14%	1.4
Group total	157.8	116.9	35%	137.2

3.3	Earnings per share

	4–6/17	1–3/17	10–12/16	7–9/16	4–6/16	1–3/16	10–12/15	7–9/15
Weighted average number of shares outstanding, undiluted, 1,000 pcs	125,643	125,577	125,577	125,577	125,577	125,578	125,582	125,582
Weighted average number of shares outstanding, diluted, 1,000 pcs	127,549	127,366	127,366	127,366	127,366	127,367	126,773	126,773
Number of shares outstanding at the end of the period, 1,000 pcs	125,815	125,577	125,577	125,577	125,577	125,577	125,579	125,581
Earnings per share, basic, EUR	0.09	0.03	0.12	-0.18	0.01	-0.01	0.13	-0.03
Earnings per share, diluted, EUR	0.09	0.03	0.12	-0.18	0.01	-0.01	0.13	-0.03

37 | Half-Year Report, January–June, 2017 |

3.4	Adjusted operating profit

YIT group presents adjusted operating profit to to reflect the underlying business performance and to enhance comparability between financial periods. APMs should not be considered as a substitute for measures of performance in accordance with the IFRS. Adjusting items in operating profit includes: Material items outside ordinary course of business such as gains or losses arising from the divestments of a business or part of a business, impairment charges of goodwill and plots of land, imapairment charges of property, plant and equipment and other assets, costs on the basis of statutory personnel negotioations and adaption measures, costs related to business acquisitions, material effect on profit and loss from disputes based on a decision by a court or arbitration proceedings and transaction costs related to the planned merger transaction

Reconciliation of adjusting items

EUR million	4–6/17	4–6/16	1-6/17	1-6/16	1–12/16
Operating profit, IFRS	21.1	6.6	25.8	13.3	17.7
Impairment of land plots					18.0
Transaction cost related to planned merger	1.1		1.1
Project expense provision related to plots in Moskow area					6.6
Impairment of goodwill					2.4
Adjusted operating profit, IFRS	22.2	6.6	26.9	13.3	44.7
IFRS adjustments	2.9	13.5	14.8	18.9	35.2
Adjusted operating profit, POC	25.0	20.2	41.7	32.2	79.9

Adjusting items by segments

EUR million	4–6/17	4–6/16	1-6/17	1-6/16	1–12/16
Housing Finland and CEE
Housing Russia					-27.0
Business Premises and Infrastructure
Other items and eliminations	-1.1		-1.1
Group total	-1.1		-1.1		-27.0

In 2017 a EUR 1.1 million adjusting item was recognised in Other items related to the planned merger with Lemminkäinen. In 2016 the operating profit of Housing Russia included a cost of EUR 27.0 million, of which EUR 18.0 million were related to the impairment of land plots and EUR 9.0 million cost related to four plots located in Moscow region so that their value relates to the current dialog with the authorities. Of this amount EUR 2.4 million was allocated to impairment of goodwill in Russia.

3.5	Property, plant and equipment

EUR million	6/17	6/16	Change	12/16
Carrying value at the beginning of the period	53.2	47.4	12%	47.4
Translation difference	-0.2	0.6		1.1
Increase	8.2	7.0	18%	13.9
Decrease	-0.9	-0.4	131%	-4.2
Depreciation and value adjustments	-5.4	-5.1	5%	-10.6
Reclassifications	-0.1	0.1		5.6
Carrying value at the end of the period	55.0	49.4	11%	53.2

38 | Half-Year Report, January–June, 2017 |

3.6	Inventories

EUR million	6/17	6/16	Change	12/16
Raw materials and consumables	4.6	6.0	-23%	6.3
Work in progress	893.4	889.7	0%	899.9
Land areas and plot owning companies	596.7	524.9	14%	620.7
Shares in completed housing and real estate companies	169.4	173.3	-2%	171.9
Advance payments	35.8	59.6	-40%	45.4
Other inventories	2.0	2.7	-26%	2.4
Total inventories	1,701.9	1,656.2	3%	1,746.6

3.7	Financial risk management

The main financial risks include liquidity risk, credit risk and market risks, such as currency and interest rate risk, and their management is a part of the Group’s treasury policy. The Board of Directors has approved the Group’s treasury policy. The Group treasury is responsible for the practical implementation of the policy in association with the business units.
The Group’s strategic financial targets guide the use and management of the Group’s capital. Achieving the strategic targets is supported by maintaining an optimum Group capital structure. Capital structure is mainly influenced by controlling investments and the amount of working capital tied to business operations. A more detailed account of financial risks has been published in the notes to the financial statements for the year 2016.

3.8	Borrowings and fair value

Borrowings which have different fair value and carrying value

EUR million	6/17 Carrying value	6/17 Fair value	12/16 Carrying value	12/16 Fair value
Non-current borrowings
Bonds	149.6	154.0	149.5	152.4
Loans from financial institutions	32.9	30.6	5.4	4.7
Pension loans	51.7	49.2	60.7	56.4
Other loans	34.3	34.3	33.5	33.5
Finance lease liabilities	0.0	0.0
Non-current borrowings, total	268.5	268.1	249.1	247.0

Current borrowings
Bonds
Loans from financial institutions	34.6	34.6	84.4	84.4
Overdraft facility used	0.0	0.0	0.0	0.0
Pension loans	12.5	12.5	21.0	21.0
Commercial papers	111.8	111.8	68.9	68.9
Developer contracting liabilities
Receivables sold to financing companies[1]	179.0	179.0	226.0	226.0
Liability in housing corporation loans[2]	42.0	42.0	50.0	50.0
Other loans	0.0	0.0
Finance lease liabilities	0.2		0.1
Current borrowings, total	380.0	379.9	450.4	450.3

1The construction-stage contract receivables sold to banks and other financing companies totalled EUR 210.1 million (EUR 258.5 million) at the end of the period. Of this amount, EUR 179.0 million (EUR 226.0 million) is included in interest-bearing liabilities on the balance sheet and the remainder comprises receivables which qualify for derecognition according to IAS 39.15–37 and AG 36–52. Possible re-purchase liabilities in off-balance sheet items are related to violations in contract agreements. The interest paid on receivables sold to financing companies, EUR 2.1 million (EUR 3.9 million), is included in net financial expenses.
2Liability in housing corporation loans consists of completed unsold apartments’ proportion of housing corporation’s borrowings. Interest of these borrowings is presented in project costs as it is included in housing corporation maintenance charges.

39 | Half-Year Report, January–June, 2017 |

The fair values of bonds are based on the market price at the closing date. The fair values of other non-current loans are based on discounted cash flows. Discount rate is defined to be the rate YIT Group was to pay for equivalent external loans at the closing date. It consists of risk free market rate and company and maturity related risk premium 2.76-3.87% (3.07-4.24% on December 31, 2016) p.a.

Fair value estimation
Group measures the fair value measurement hierarchy as follows:
Level 1: The fair values of financial instruments are based on quoted prices in active markets. A market can be considered active if quoted prices are regularly available and the prices represent the actual value of the instrument in liquid trading.
Level 2: Financial instruments are not traded in active and liquid markets. The value of a financial instrument can be determined based on market value and potentially partially derived value measurement. If, however, the factors affecting the fair value of the instrument are available and observable, the instrument belongs to level 2.
Level 3: The valuation of a financial instrument is not based on observable market data, and other factors affecting the fair value of the instrument are not available and observable. The following table presents the Group’s assets and liabilities that are measured at fair value and their levels. Following table presents the group’s assets and liabilities that are measured at fair value and their levels.

Assets, EUR million	6/17 Level 1	6/17 Level 2	12/16 Level 1	12/16 Level 2
Available-for-sale investments	0.1		0.1
Derivatives (hedge accounting not applied)		0.9		1.2
Total assets	0.1	0.9	0.1	1.2

Liabilities, EUR million	6/17 Level 1	6/17 Level 2	12/16 Level 1	12/16 Level 2
Derivatives (hedge accounting not applied)		5.1		10.6
Derivatives (hedge accounting applied)		0.1		0.4
Total liabilities		5.2		11.0

There were neither transfers between level 1 and 2 nor assets categorised at level 3.

3.9	Change in contingent liabilities and assets and commitments

EUR million	6/17	6/16	Change	12/16
Collateral given for own commitments
Corporate mortgages

Guarantees on behalf of associated companies	5.0	5.0		5.0

Other commitments
Investment commitments	55.8	56.2	-1%	57.4
Repurchase commitments	298.1	311.5	-4%	285.2
Operating leases	106.3	128.0	-17%	118.3
Rental guarantees for clients	5.0	6.7	-26%	3.9

Liability under derivative contracts
Value of underlying instruments
Interest rate derivatives	307.5	337.5	-9%	335.0
Foreign exchange derivatives	36.8	78.8	-53%	52.1
Fair value
Interest rate derivatives	-4.4	-9.7	-55%	-7.1
Foreign exchange derivatives	0.1	-4.2		-2.7

YIT Corporation’s guarantees on behalf of its subsidiaries	1,410.4	1,306.0	8%	1,429.2

40 | Half-Year Report, January–June, 2017 |

As a result of the partial demerger registered on June 30, 2013, YIT Corporation had secondary liability for guarantees transferred to Caverion Corporation, with a maximum total amount of on June 30, 2017 EUR 31.3 million (on June 30, 2016: EUR 41.4 million).

3.10	Minimum payment of non-cancellable lease agreements

EUR million	6/17	6/16	Change	12/16
No later than 1 year	26.6	25.7	4%	27.6
1-5 years	66.5	78.5	-15%	73.2
Later than 5 years	13.3	23.8	-44%	17.5
Group total	106.3	128.0	-17%	118.3

3.11	Related party transactions

The Group’s related parties include key executives, associated companies, joint ventures, and companies outside of the Group that a person in an executive position in the YIT Group can be expected to exercise influence over. Key executives include members of the Board of Directors and the Management Board.

EUR million	1-6/17	1-6/16	Muutos	1-12/16
Sales of goods and services
Associates and joint ventures	75.7	93,1	-19%	211,1

Purchases of goods and services
Companies controlled by key executives	9.6	5,5	73%	11,8

EUR million	6/17	6/16	Muutos	12/16
Trade and other receivables
Associates and joint ventures	0.6	0.2	160%	13,2
Companies controlled by key executives	0.3	0,3	4%	0,3

Trade and other payables
Associates and joint ventures	0.6	1.9	-71%	0,0
Companies controlled by key executives	2.5	2,9	-15%	1,7

Transactions with related parties are conducted at arm’s lenght. During the presented reporting periods there have been no sales of goods and services with companies controlled by key executives or purchases of goods and services with associates and joint ventures. There have been no transactions with Other related party during the presented periods.

41 | Half-Year Report, January–June, 2017 |

4	ADDITIONAL INFORMATION

4.1	Reconciliation of certain segment reporting items

Reconciliation of earnings per share
EUR	1–6/17	1–6/16	Change	1–12/16
Earnings per share, attributable to the equity holders of the parent company
Basic, POC	0.19	0.06	237%	0.06
IFRS adjustment	-0.08	-0.05	41%	-0.12
Basic, IFRS	0.12	0.00	Over thousand %	-0.06

Diluted, POC	0.19	0.06	231%	0.06
IFRS adjustment	-0.08	-0.05	39%	-0.11
Diluted, IFRS	0.12	0.00	Over thousand %	-0.06

Reconciliation of EBITDA

EUR million	4–6/17	4–6/16	Change	1–6/17	1–6/16	Change	1–12/16
Operating profit, IFRS	21.1	6.6	218%	25.8	13.3	94%	17.7
IFRS adjustments	-2.9	-13.5	-79%	-14.8	-18.9	-22%	-35.2
Operating profit, POC	24.0	20.2	19%	40.7	32.2	26%	52.9
Amortisations, Depreciations and Impairments	-3.5	-3.2	7%	-6.9	-6.4	9%	-16.5
EBITDA, POC	27.5	23.4	17%	47.6	38.6	23%	69.4

4.2	Key figures by quarter, IFRS

	4–6/17	1–3/17	10–12/16	7–9/16	4–6/16	1–3/16	10–12/15	7–9/15
Revenue, EUR million	509.0	452.2	525.0	419.3	396.4	337.6	511.6	363.8
Operating profit, EUR million	21.1	4.7	25.3	-20.9	6.6	6.7	28.4	1.5
% of revenue	4.1%	1.0%	4.8%	-5.0%	1.7%	2.0%	5.5%	0.4%
Financial income and expenses net, EUR million	-6.4	-0.3	-3.6	-3.9	-4.9	-7.8	-7.0	-6.6
Profit before taxes, EUR milion.	14.7	4.5	21.8	-24.8	1.8	-1.2	21.4	-5.1
% of revenue	2.9%	1.0%	4.1%	-5.9%	0.4%	-0.3%	4.2%	-1.4%
Profit for the review period, attributable to equity holders of the parent company, EUR million	11.4	3.4	15.0	-22.6	1.4	-0.9	16.0	-4.0
Gross capital expenditures, EUR million	11.7	17.3	19.5	12.9	48.1	2.9	3.4	2.1
% of revenue	2.3%	3.8%	3.7%	3.1%	12.1%	0.9%	0.7%	0.6%

	6/17	3/17	12/16	9/16	6/16	3/16	12/15	9/15
Return on investment, from the last 12 months, %	2.7%	1.5%	1.6%	1.8%	3.6%	4.9%	6.4%	6.6%
Equity ratio, %	30.7%	31.1%	31.2%	30.1%	32.9%	31.5%	32.9%	33.1%
Net interest-bearing debt, EUR million	573.3	551.1	598.6	577.9	556.6	554.5	529.0	574.6
Gearing ratio, %	115.0%	103.6%	112.3%	118.9%	104.8%	108.6%	101.1%	106.1%
Unrecognised order backlog at the end of the period, EUR million	2,969.7	3,088.9	3,048.2	3,072.0	3,124.1	2,575.2	2,467.3	2,649.0
- of which activities outside Finland, EUR milion.	911.4	1,005.6	972.8	1,051.5	1,072.7	963.1	898.3	1,053.0
Personnel at the end of the period	5,776	5,407	5,261	5,282	5,632	5,276	5,340	5,574
Personnel, average from the beginning of the year	5,503	5,367	5,361	5,387	5,388	5,297	5,613	5,675
Balance sheet total, EUR million	2,214.5	2,335.0	2,284.0	2,219.2	2,108.4	2,035.4	1,966.6	2,062.1
Average share price during the period[1], EUR	7.05	6.88	6.14	5.68	5.37	4.92	5.60	5.72
Share price at the end of the period, EUR	7.32	6.34	7.59	7.17	6.45	4.97	5.24	4.89
Market capitalisation at the end of the period, EUR million	921.0	796.2	953.1	900.4	810.0	624.1	658.0	614.1
Equity per share, EUR	4.24	4.54	4.49	4.09	4.23	4.07	4.16	4.31
1The calculation principle for average share price was changed from the beginning of 2016. The formula used is provided in the section 1.3 Definitions of key financial figures.

42 | Half-Year Report, January–June, 2017 |

4.3	Key figures by quarter, segment reporting

	4–6/17	1–3/17	10–12/16	7–9/16	4–6/16	1–3/16	10–12/15	7–9/15
Profit before taxes, EUR million	19.5	12.6	21.3	-17.0	10.2	-0.8	6.1	-0.7
Profit for the review period, attributable to equity holders of the parent company, EUR million	15.5	8.9	16.1	-15.9	7.9	-0.6	4.6	-0.8
Earnings per share, basic, EUR	0.12	0.07	0.13	-0.13	0.06	-0.00	0.04	-0.01
Earnings per share, diluted, EUR	0.12	0.07	0.13	-0.13	0.06	-0.00	0.04	-0.01

	6/17	3/17	12/16	9/16	6/16	3/16	12/15	9/15
Equity per share, EUR	4.64	4.91	4.82	4.42	4.50	4.27	4.37	4.60
Invested capital, EUR million	1,127.4	1,142.7	1,175.3	1,130.7	1,102.9	1,140.6	1,131.5	1,195.6
Return on invested capital, from the last 12 months	5.6%	5.2%	4.7%	3.6%	5.0%	4.7%	5.3%	5.1%
Equity ratio	34.6%	35.4%	35.1%	33.8%	36.4%	34.1%	35.5%	35.5%
Net interest-bearing debt, EUR million	468.0	409.6	469.3	475.6	466.2	481.3	460.8	529.2
Gearing	87.0%	72.8%	83.3%	91.8%	82.5%	89.6%	84.0%	91.5%

Order backlog by segments
EUR million	6/17	3/17	12/16	9/16	6/16	3/16	12/15	9/15
Housing Finland and CEE	909.3	842.8	833.4	880.2	865.7	857.2	802.7	823.0
Housing Russia	392.3	474.6	463.4	451.1	495.6	508.7	508.5	599.1
Business Premises and Infrastructure	1,264.2	1,300.9	1,316.3	1,309.5	1,352.8	880.9	861.6	892.4
Order backlog total, POC	2,565.7	2,618.3	2,613.1	2,640.7	2,714.1	2,246.8	2,172.9	2,314.6
IFRS adjustment	403.9	470.6	435.2	431.3	410.1	328.4	294.4	334.4
Order backlog total, IFRS	2,969.7	3,088.9	3,048.2	3,072.0	3,124.1	2,575.2	2,467.3	2,649.0

43 | Half-Year Report, January–June, 2017 |

4.4	Consolidated balance sheet, segment reporting

EUR million	6/17	6/16	Change	12/16
ASSETS
Non-current assets
Property, plant and equipment	55.0	49.4	11%	53.2
Goodwill	8.1	10.9	-25%	8.1
Other intangible assets	12.3	14.6	-16%	11.9
Shares in associated companies and joint ventures	81.9	41.6	97%	63.5
Other investments	0.4	0.4		0.4
Interest-bearing receivables	39.9			34.6
Other receivables	2.6	2.4	7%	3.2
Deferred tax assets	44.5	37.9	17%	45.1
Current assets
Inventories	1,359.6	1,287.2	6%	1,365.5
Trade and other receivables	309.1	270.0	14%	320.0
Cash and cash equivalents	35.3	71.8	-51%	66.4
Total assets	1,948.8	1,786.3	9%	1,971.9

EQUITY AND LIABILITIES
Equity
Share capital	149.2	149.2	0%	149.2
Other equity	434.9	415.6	5%	455.8
Non-controlling interest
Equity total	584.1	564.9	3%	605.0
Non-current liabilities
Deferred tax liabilities	16.5	18.2	-9%	15.7
Pension liabilities	2.1	0.9	124%	2.1
Provisions	46.6	41.9	11%	44.8
Borrowings	268.5	258.4	4%	249.1
Other liabilities	53.2	13.8	284%	51.0
Current liabilities
Advances received	262.1	234.1	12%	249.4
Trade and other payables	409.7	354.3	16%	402.1
Provisions	31.2	20.2	54%	31.6
Borrowings	274.7	279.6	-2%	321.2
Liabilities total	1,364.6	1,221.4	12%	1,366.9
Total equity and liabilities	1,948.8	1,786.3	9%	1,971.9

44 | Half-Year Report, January–June, 2017 |

Disclaimer

Notice to Lemminkäinen Shareholders in the United States

The YIT shares to be issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.

YIT and Lemminkäinen are Finnish companies and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this release may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for U.S. shareholders of Lemminkäinen to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT and Lemminkäinen are located in non-U.S. jurisdictions, and some or all of YIT’s and Lemminkäinen’s officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders of Lemminkäinen may not be able to sue YIT or Lemminkäinen or their respective officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT or Lemminkäinen to subject themselves to the jurisdiction or judgment of a U.S. court.

Lemminkäinen’s shareholders should be aware that YIT may purchase Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed merger.

45 | Half-Year Report, January–June, 2017 |

Together we can do it.

YIT Oyj
P.O. Box 36, Panuntie 11
FI-00621 Helsinki
tel. +358 20 433 111

www.yitgroup.com

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